UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Enclosure: A press release dated August 17, 2023 announcing Turkcell’s Second Quarter 2022 results and H1 2022 TFRS Report.

TURKCELL ILETISIM HIZMETLERI

SECOND QUARTER 2023 RESULTS

"Exceeding 2023 Targets, Upgrading Guidance"

Contents

HIGHLIGHTS
QUARTER HIGHLIGHTS	4
COMMENTS BY CEO, MURAT ERKAN	5

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	7
OPERATIONAL REVIEW OF TURKCELL TURKEY	10

TURKCELL INTERNATIONAL
lifecell	11
BeST	12
Kuzey Kıbrıs Turkcell	12

TECHFIN
Paycell	13
Financell	13

TURKCELL GROUP SUBSCRIBERS	14

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	14

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	15

Appendix A – Tables	17

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have four reporting segments:

o	“Turkcell Turkey” which comprises our telecom, digital services and digital business services related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom and digital services related businesses outside of Turkey.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which mainly comprises our non-group call center and energy businesses, retail channel operations, smart devices management and consumer electronics sales through digital channels and intersegment eliminations.

•	In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for June 30, 2023 refer to the same item as at June 30, 2022. For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2023, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the second quarter and half year of 2022 and 2023 is based on Turkish Accounting Standards (TAS) / Turkish Financial Reporting Standards (TFRS) figures in TRY terms unless otherwise stated.
•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

2

NOTICE

We are publishing financial statements as of June 30, 2023 prepared in accordance with Turkish Accounting Standards/Turkish Financial Reporting Standards (“TAS”/”TFRS”) only. These standards are issued by the Public Oversight Accounting and Auditing Standards Authority (“POA”) and are in full compliance with IAS/IFRS Standards. In an announcement published by the POA on January 20, 2022, it is stated that TAS 29 “Financial Reporting in Hyperinflationary Economies” does not apply to TFRS financial statements as of December 31, 2021. Since then and as of the preparation date of our latest consolidated financial statements, no new statement has been made by the POA about TAS 29 application. Consequently, no TAS 29 adjustment was made to our consolidated financial statements.

Financial statements prepared in accordance with IFRS should apply IAS 29 “Financial Reporting in Hyperinflationary Economies” as of June 30, 2023. In this context, financial statements prepared in accordance with IFRS and TFRS would have significant differences and would not be comparable as of June 30, 2023. We intend to publish IFRS financial statements, compliant with IAS 29 to the extent that it remains applicable, with our Annual Report on Form 20-F that will be filed to the U.S. Securities and Exchange Commission.

Although we have not prepared a detailed comparison of differences between IFRS (unadjusted according to IAS 29) and TFRS, we have noted in our past financial statements that the most significant differences have appeared in the lines Other Operating Income/Expense, Finance Income/Expense, and Investment Activity Income/Expense. In the past, revenue, net income and EBITDA have generally not differed. While no assurance can be given that this will be the case for Q2 2023, we are not at present aware of changes that would cause other significant differences, other than those resulting from the application of IAS 29.

3

FINANCIAL HIGHLIGHTS

TRY million	Q222	Q223	y/y%	H122	H123	y/y%
Revenue	12,477	21,651	73.5%	23,172	38,927	68.0%
EBITDA[1]	5,030	9,523	89.3%	9,332	16,282	74.5%
EBITDA Margin (%)	40.3%	44.0%	3.7pp	40.3%	41.8%	1.5pp
EBIT[2]	2,550	6,535	156.3%	4,767	10,608	122.5%
EBIT Margin (%)	20.4%	30.2%	9.8pp	20.6%	27.3%	6.7pp
Net Income	1,858	3,161	70.1%	2,661	5,978	124.7%

SECOND QUARTER HIGHLIGHTS

•	Strong financial performance maintained:

o	Group revenues up 73.5%, primarily due to accelerated ARPU and positive contributions of digital business services and techfin business

o	EBITDA up 89.3% year-on-year leading to an EBITDA margin of 44.0%; EBIT up 156.3% year-on-year driving an EBIT margin of 30.2%

o	Net income up 70.1% year-on-year

o	Free cash flow[3] generation of TRY1.3 billion; net leverage[4] level at 1.0; long FX position of US$84 million

•	Solid operational momentum:

o	Turkcell Turkey subscriber base[5] up by 234 thousand quarterly net additions

o	404 thousand quarterly mobile postpaid net additions; postpaid subscribers share at 70%

o	33 thousand quarterly fixed subscriber net additions; 40 thousand quarterly fiber net additions

o	165 thousand new fiber homepasses in Q223; 300 thousand year-end target exceeded in the first half of the year

o	Robust mobile ARPU[6] growth of 84.5%; fixed residential fiber ARPU growth of 48.6%

o	Data usage of 4.5G users at 17.6 GB in Q223; smartphone penetration at 89%

•	We upgraded our guidance[7] for 2023. Accordingly, we now target revenue growth of around 71% and EBITDA of ~TRY37.0 billion. We maintain our operational capex over sales ratio[8] guidance at ~22%

(1) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Free cash flow calculation includes EBITDA and the following items as per Turkish Financial Reporting Standartds (TFRS) cash flow statement; acquisition of property, plant and equipment, acquisition of intangible assets, change in operating assets/liabilities, payment of lease liabilities and income tax paid.

(4) Starting from Q421, we have revised the definition of our net debt calculation to include “financial assets” reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

(5) Including mobile, fixed broadband, IPTV and wholesale (MVNO&FVNO) subscribers

(6) Excluding M2M

(7) 2023 guidance figures are based on TFRS, and do not include the effects of a likely adoption of inflationary accounting in accordance with IAS 29.

(8) Excluding license fee

For further details, please refer to our consolidated financial statements and notes as at June 30, 2023 via our website in the investor relations section (www.turkcell.com.tr).

4

COMMENTS BY CEO, MURAT ERKAN

We are pleased to report another set of outstanding results despite a challenging quarter occupied by a hefty schedule. The domestic agenda during the second quarter was predominantly focused on elections, however, we observed a dynamic period as the major uncertainties faded through the end of the quarter and as we gradually entered into the summer months. For this quarter, in addition to the base effect of accelerated inflation in the same period of last year, inflation decelerated with the contribution of a tighter monetary policy and economic measures. These factors together gave rise to a positive outlook for the economy overall. The revival of economic activity in the second quarter of the year positively impacted our operations, which were further enhanced by increased mobility during the summer months. The steady actions which we had taken since the end of 2021 within the scope of our inflationary pricing policy, has made a significant contribution to preserving and strengthening our company’s financial performance. In April, considering prevailing market conditions and ongoing inflation, although it was decelerating, we continued our price adjustments that had been temporarily paused in the first quarter due to the earthquakes. In addition to a substantial rise in the minimum wage as of June, July’s inflation print signaled that despite the recent deceleration trend, another phase of accelerated inflation was upon us. Yet we continued to implement price adjustments in August remaining committed to our pricing strategy.

Our performance in the quarter improved due to the expansion of our subscriber base, the cumulative impact of sequential price increases, our focus on upsell to higher packages for our customers, and the contribution of our digital services and techfin business. Group revenues grew by 73.5% year-on-year to TRY 21.7 billion. EBITDA1 increased by 89.3% to TRY 9.5 billion, yielding an EBITDA margin of 44.0%, driven by solid topline performance and energy price discounts. In addition to the strong operational performance, and despite currency volatility in the second quarter, our dynamic and prudent risk management contributed to a 70.1% year-on-year rise in net income to TRY 3.2 billion.

Strong results with sequential price adjustments

In the second quarter of the year we continued to focus on postpaid subscribers, gaining 165 thousand net mobile subscribers, of which 404 thousand were postpaid. During this period, overall price levels continued to rise as our price adjustments were followed by other operators. Yet the competitive effects of promotional sales being limited to short periods in response to aggressive attacks from the competition were also observed. Accordingly, following a subdued first quarter due to the earthquake, the Mobile Number Portability (MNP) market volume has increased to some extent. On the other hand, alternative data services particularly for tourists, and rising price levels suppressed tourists’ new line acquisitions, especially on the price-sensitive prepaid side. Mobile ARPU2 rose 84.5% thanks to the accelerating impact of price adjustments, the expansion of the postpaid subscriber base to 70% and our ability to successfully upsell our customers to higher tariffs.

In the fixed broadband segment where we meet our customers’ demand for uninterrupted and fast connectivity; our contract-free packages also continued to attract attention in addition to our high-speed internet offerings of 100 Mbps and above. We followed the incumbent operator’s price increases in July and made price adjustments for our fixed customers in August. The more than half of our fiber subscribers have opted for the 12-month contracts or contract-free tariffs as of the end of this quarter, thanks to our strategic focus on those offerings, where we can reflect price adjustments to our subscribers in a timelier manner during the inflationary period. We reached a fixed broadband customer base of 3.0 million with a net addition of 40 thousand fiber subscribers. In addition to price adjustments, thanks to our focus on higher speed packages, especially among new subscribers, Residential Fiber ARPU gave a robust performance marking a year-on-year rise of 48.6%. This strong performance also exceeded the average inflation rate for the second quarter of the year. Lastly, by making 165 thousand new homepasses, in the first half of the year alone we exceeded our target of 300 thousand by the end of 2023.

5

We are enhancing the value that we provide to our customers through digital services and achieving strong results

In addition to our strong financial and operational growth, we are sustaining the success of our strategic focus areas. The stand-alone revenues of our digital services, including prominent brands such as BiP, TV+, lifebox, fizy, İşte Suit, GAME+, and digital advertising increased by 87% year-on-year to TRY 928 million in this quarter, while the number of stand-alone paid users3 in our digital services increased by 22% year-on-year to 5.5 million. Our communication platform, BiP, surpassed 1 million active users in Pakistan, further expanding its user base through international operator collaborations. Our cloud storage product lifebox, distinguished by its secure and intelligent technologies, achieved a significant milestone by surpassing 2 million paid users. Meanwhile, TV+, enriched with content from various domestic and international platforms, as well as leading global studios, is progressing towards becoming a comprehensive content platform. With its user-friendly interface, TV+ aims to provide subscribers all their content through a single box. We are enhancing our comprehensive collaborations with platforms such as SSport, BluTv, and Exxen, as well as strengthening partnerships with studios and platforms like Netflix, HBO, Paramount, and AMC. With the renewed ‘TV+ PRO,’ we have started providing service to all of our customers regardless of the infrastructure they use. During this quarter, our OTT TV subscribers exceeded 1 million, and with a net addition of 35 thousand IPTV subscribers, whereby we reached a total of 1.3 million IPTV subscribers. Meanwhile, the revenues of digital business services increased by 82% year-on-year to TRY 2.1 billion in this quarter. Our data center and cloud business maintained its robust growth trajectory this quarter as well. On the other hand, we currently have a backlog of TRY 2.9 billion from system integration and managed services projects.

Our techfin-focused services, the Financell4 and Paycell businesses continue to support the group’s growth. Financell offers customers a broad range of financial solutions by providing services in diverse areas such as device, car, and supplier financing to enhance product diversity. Loan portfolio of Financell reached TRY 4.7 billion during the quarter, supported by a strong rise in new loans issued to customers. This performance was also supported by the increase in average interest rates. Financell’s revenues grew by 87.4% year-on-year to TRY 402 million. The revenues of Paycell, Türkiye’s digital financial services platform, rose 95.2% year-on-year to TRY 388 million. We have doubled the volume of ‘Pay Later’, which is Paycell’s main revenue driver, reaching a volume of TRY 1.9 billion. In addition, with the nationwide joint QR project, we provide services at all stores where QR is available.

We raised our guidance on the back of accelerating growth thanks to our customer-focused strategies

We are upward-revising our guidance5 for the year 2023, supported by our strong half-year performance and confidence for the remainder of the year. Accordingly, we anticipate consolidated revenue growth of around 71% and EBITDA of approximately TRY 37.0 billion. We expect the ratio6 of operational capital expenditures to sales in the approximate range of 22%, in line with our previous expectations.

While expressing gratitude to all our employees who contributed to this success, we are also thankful to our Board of Directors for their trust and support. The continuous presence by our side of our customers and business partners empowers us, and we extend a special gratitude to them all.

(1) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income

(2) Excluding M2M

(3) Including IPTV, OTT TV, fizy, lifebox, and Game+

(4) Following the change in organizational structure, the revenues of Turkcell Sigorta Aracılık Hizmetleri A.Ş. (Insurance Agency), which was previously managed under Financell, have are now classified as “Other” in the Techfin segment as of the first quarter of 2023. Within this scope, all past data has been revised for comparability purposes.

(5) 2023 guidance figures are based on TFRS, and do not include the effects of a likely adoption of inflationary accounting in accordance with IAS 29.

(6) Excluding license fee

6

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)		Quarter			Half Year
	Q222	Q223	y/y%	H122	H123	y/y%
Revenue	12,477.1	21,651.0	73.5%	23,172.1	38,926.8	68.0%
Cost of revenue[1]	(6,427.4)	(10,286.4)	60.0%	(11,920.9)	(19,126.9)	60.4%
Cost of revenue1/Revenue	(51.5%)	(47.5%)	4.0pp	(51.4%)	(49.1%)	2.3pp
Gross Margin[1]	48.5%	52.5%	4.0pp	48.6%	50.9%	2.3pp
Administrative expenses	(348.1)	(568.4)	63.3%	(651.8)	(1,129.0)	73.2%
Administrative expenses/Revenue	(2.8%)	(2.6%)	0.2pp	(2.8%)	(2.9%)	(0.1pp)
Selling and marketing expenses	(575.9)	(1,061.1)	84.3%	(1,116.6)	(1,972.9)	76.7%
Selling and marketing expenses/Revenue	(4.6%)	(4.9%)	(0.3pp)	(4.8%)	(5.1%)	(0.3pp)
Net impairment losses on financial and contract assets	(95.5)	(212.5)	122.4%	(150.6)	(416.3)	176.4%
EBITDA[2]	5,030.1	9,522.5	89.3%	9,332.1	16,281.7	74.5%
EBITDA Margin	40.3%	44.0%	3.7pp	40.3%	41.8%	1.5pp
Depreciation and amortization	(2,480.1)	(2,987.4)	20.5%	(4,564.7)	(5,673.3)	24.3%
EBIT[3]	2,550.0	6,535.1	156.3%	4,767.4	10,608.4	122.5%
EBIT Margin	20.4%	30.2%	9.8pp	20.6%	27.3%	6.7pp
Net finance income / (expense)	(3,376.7)	(11,241.7)	232.9%	(6,415.1)	(13,345.9)	108.0%
Finance income	776.7	2,570.4	230.9%	848.9	2,575.1	203.3%
Finance expense	(4,153.4)	(13,812.1)	232.5%	(7,264.1)	(15,921.0)	119.2%
Other operating income / (expense)	1,863.1	5,490.6	194.7%	3,357.2	6,561.2	95.4%
Investment activity income / (expense)	797.0	2,871.5	260.3%	1,096.2	3,381.6	208.5%
Non-controlling interests	0.0	0.9	n.m	0.0	1.1	n.m
Share of profit of equity accounted investees	(51.1)	0.8	n.m	(74.5)	7.2	n.m
Income tax expense	75.9	(495.9)	(753.4%)	(70.1)	(1,235.7)	1,662.9%
Net Income	1,858.2	3,161.3	70.1%	2,661.1	5,977.9	124.6%

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group grew by 73.5% year-on-year in Q223. Turkcell Turkey played a significant role in this performance, with solid ARPU growth resulting from price adjustments and successful upsell efforts as well as an expanding postpaid customer base. Our digital services and techfin business also contributed to overall revenue growth.

Turkcell Turkey revenues, comprising 79% of Group revenues, rose 82.3% year-on-year to TRY17,091 million (TRY9,377 million).

-	Consumer segment revenues grew 90.2% year-on-year based on price adjustments, upsell efforts, and a larger subscriber base.

-	Corporate segment revenues rose 83.3% year-on-year supported by the strong contribution of digital business services, up 82.3% year-on-year.

-	Standalone digital services revenues across consumer and corporate segments grew 87.2% year-on-year.

-	Wholesale revenues grew 51.6% year-on-year to TRY1,126 million (TRY743 million), positively impacted by currency movements, customers’ data capacity upgrades, and increased traffic.

Turkcell International revenues, comprising 10% of Group revenues, rose 47.8% to TRY2,187 million (TRY1,480 million) positively impacted by currency movements.

7

Techfin segment revenues, comprising 4% of Group revenues, increased 92.6% year-on-year to TRY797 million (TRY414 million). Paycell revenues grew 95.2% and Financell’s revenue rose 87.4% year-on-year. Please refer to the Techfin section for details.

Other subsidiaries’ revenues, at 7% of Group revenues, which include mostly non-group call center and energy business revenues, and consumer electronics sales revenues, rose 30.6% year-on-year to TRY1,575 million (TR1,206 million). This was driven mainly by increased call center and digital channel revenues.

Cost of revenue (excluding depreciation and amortization) decreased to 47.5% (51.5%) as a percentage of revenues in Q223. The increase in personnel expenses (0.9pp), and other cost items (0.3pp) was offset by the decline in interconnection cost (2.2pp), cost of goods sold (1.5pp), and energy expenses (1.5pp) as a percentage of revenues.

Administrative Expenses decreased to 2.6% (2.8%) as a percentage of revenues in Q223.

Selling and Marketing Expenses increased to 4.9% (4.6%) as a percentage of revenues in Q223, due mainly to the increase in personnel expenses (0.3pp) as a percentage of revenues.

Net impairment losses on financial and contract assets increased to 1.0% (0.8%) as a percentage of revenues in Q223.

EBITDA1 rose 89.3% year-on-year in Q223, leading to an EBITDA margin of 44.0% (40.3%).

-	Turkcell Turkey’s EBITDA increased 98.2% year-on-year to TRY7,816 million (TRY3,944 million) with an EBITDA margin of 45.7% (42.1%).

-	Turkcell International EBITDA rose 57.7% year-on-year to TRY1,183 million (TRY750 million), leading to an EBITDA margin of 54.1% (50.7%).

-	Techfin segment EBITDA increased 64.8% year-on-year to TRY356 million (TRY216 million) with an EBITDA margin of 44.6% (52.1%).

-	The EBITDA of other subsidiaries rose to TRY169 million (TRY121 million).

Depreciation and amortization expenses increased 20.5% year-on-year in Q223.

Net finance expense rose to TRY11,242 million (TRY3,377 million) in Q223. This was driven mainly by higher FX losses from borrowings and issued bonds. The FX losses were partially offset by the gain from derivatives.

See Appendix A for details of net foreign exchange gain and loss.

Net other operating income increased to TRY5,491 million (TRY1,863 million) in Q223 due mainly to higher FX gains arising from foreign currency cash.

See Appendix A for details of net foreign exchange gain and loss.

Net investment activity income was TRY2,872 million in Q223 due mainly to fair value differences of currency-protected time deposits and FX gains arising from financial investments.

Income tax expense: The current tax expense increased to TRY496 million (TRY76 million) due mainly to a higher deferred tax expense incurred in Q223.

Net income of the Group rose 70.1% to TRY3,161 million (TRY1,858 million) in Q223. This rise was driven mainly by a solid operational performance despite the higher net finance expense registered in Q223. The FX loss from borrowings and bonds was partially offset by the positive impact of derivative instruments and higher FX gains from foreign currency cash.

(1) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

8

Total cash & debt: Consolidated cash as of June 30, 2023 increased to TRY35,030 million from TRY27,317 million as of March 31, 2023. Our cash position was positively impacted by the currency movements. Excluding FX swap transactions, 58% of our cash is in US$, and 10% in EUR.

Consolidated debt as of June 30, 2023 rose to TRY77,198 million from TRY58,486 million as of March 31, 2023, due mainly to the impact of currency movements and new borrowings. TRY3,936 million of our consolidated debt is comprised of lease obligations. Please note that 44% of our consolidated debt is in US$, 28% in EUR, 2% in CNY, 5% in UAH, and 20% in TRY.

Net debt1 as of June 30, 2023, was at TRY28,046 million with a net debt to EBITDA ratio of 1.0 times. Excluding finance company customer loans, our telco only net debt was at TRY23,361 million with a leverage of 0.8 times.

Turkcell Group had a long FX position of US$84 million as at the end of the second quarter (Please note that this figure takes hedging portfolio and advance payments into account). The long FX position of US$84 million is in line with our FX neutral definition, which is between -US$200 million and +US$200 million.

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY8,229.1 million in Q223. In Q223 and H123, operational capital expenditures (excluding license fees) at the Group level were at 18.6% and 19.2% of total revenues, respectively.

Capital expenditures (million TRY)	Quarter		Half Year
	Q222	Q223	H122	H123
Operational Capex	2,047.7	4,017.6	3,894.0	7,460.4
License and Related Costs	-	2,615.7	-	2,630.1
Non-operational Capex (Including IFRS15 & IFRS16)	1,063.1	1,595.8	2,135.8	3,577.2
Total Capex	3,110.8	8,229.1	6,029.8	13,667.7

(1) Starting from Q421, we have revised the definition of our net debt calculation to include “financial assets” reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

9

Operational Review of Turkcell Turkey

Summary of Operational Data	Q222	Q123	Q223	y/y %	q/q %
Number of subscribers (million)[1]	40.6	41.7	42.0	3.4%	0.7%
Mobile Postpaid (million)	24.5	25.9	26.3	7.3%	1.5%
Mobile M2M (million)	3.6	4.1	4.2	16.7%	2.4%
Mobile Prepaid (million)	12.1	11.6	11.3	(6.6%)	(2.6%)
Fiber (thousand)	1,996.1	2,159.7	2,199.8	10.2%	1.9%
ADSL (thousand)	740.6	759.0	754.4	1.9%	(0.6%)
Superbox (thousand)[2]	640.3	676.5	703.4	9.9%	4.0%
Cable (thousand)	48.6	42.4	40.2	(17.3%)	(5.2%)
IPTV (thousand)	1,185.9	1,309.3	1,344.2	13.3%	2.7%
Churn (%)[3]
Mobile Churn (%)	1.8%	1.7%	1.9%	0.1pp	0.2pp
Fixed Churn (%)	1.4%	1.5%	1.4%	-	(0.1pp)
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	63.2	90.3	114.9	81.8%	27.2%
Mobile ARPU, blended (excluding M2M)	69.5	100.4	128.2	84.5%	27.7%
Postpaid	76.5	107.4	133.8	74.9%	24.6%
Postpaid (excluding M2M)	88.6	126.2	157.7	78.0%	25.0%
Prepaid	36.4	53.0	71.7	97.0%	35.3%
Fixed Residential ARPU, blended	93.8	117.1	138.5	47.7%	18.3%
Residential Fiber ARPU	94.5	118.1	140.4	48.6%	18.9%
Average mobile data usage per user (GB/user)	14.1	16.2	16.5	17.0%	1.9%

(1) Including mobile, fixed broadband, IPTV and wholesale (MVNO&FVNO) subscribers

(2) Superbox subscribers are included in mobile subscribers.

(3) Churn figures represent average monthly churn figures for the respective quarters.

Although there have been aggressive campaigns by competitors, our mobile subscriber base reached 37.6 million in the second quarter of 2023 supported by seasonality effect which is lower than normal trend. We registered 404 thousand quarterly net additions to the postpaid subscriber base, which reached 69.9% (67.0%) of total mobile subscribers. Meanwhile, our prepaid subscriber base decreased by 239 thousand mainly due to changing market dynamics. Alternative data solutions that provide services for tourists and rising new acquisitions price levels particularly suppressed the price-sensitive prepaid segment. Due to the negative effect of the earthquake, the MNP market was rationalized as other operators followed our price increases in Q123. The mobility in the market rose due to the aggressive campaigns by competitors in the second quarter of the year. We responded swiftly with our competitive offers to this change in market environment. Accordingly, our mobile ARPU (excluding M2M) exceeded the highest average inflation of last year and rising by 84.5% year-on-year on the back of price adjustments, larger postpaid subscriber base, and upsell performance in Q223. The average monthly mobile churn rate slightly increased to 1.9% in Q223 which is still a healthy level.

Average monthly mobile data usage per user increased by 17% year-on-year to 16.5 GB in Q223. The average mobile data usage of 4.5G users was 17.6 GB in Q223.

Total smartphone penetration on our network reached 89% in Q223 on a 2.2pp year-on-year increase. 94% of those smartphones are 4.5G compatible smartphones.

On the fixed front, our fiber subscriber base continued to grow in Q223, with 40 thousand net additions driven by demand for high-speed and quality broadband connection. Total fixed subscribers reached 3.0 million on 33 thousand quarterly net additions in Q223. Meanwhile, IPTV subscribers exceeded 1.3 million on 35 thousand quarterly net additions. Our residential fiber ARPU growth was 48.6% year-on-year in Q223, driven mainly by price adjustments and increased IPTV penetration at 67% as well as upsell efforts to higher tariffs. The average monthly fixed churn rate stood at 1.4%.

10

TURKCELL INTERNATIONAL

lifecell[1] Financial Data		Quarter			Half Year
	Q222	Q223	y/y%	H122	H123	y/y%
Revenue (million UAH)	2,127.3	2,903.2	36.5%	4,434.1	5,590.6	26.1%
EBITDA (million UAH)	1,230.9	1,715.1	39.3%	2,523.3	3,320.1	31.6%
EBITDA margin (%)	57.9%	59.1%	1.2pp	56.9%	59.4%	2.5pp
Net income / (loss) (million UAH)	(27.4)	611.5	n.m	181.9	1,127.2	519.7%
Capex (million UAH)	659.0	1,445.6	119.4%	1,370.6	2,083.6	52.0%
Revenue (million TRY)	1,134.9	1,646.5	45.1%	2,247.5	3,032.7	34.9%
EBITDA (million TRY)	656.5	972.8	48.2%	1,280.2	1,800.7	40.7%
EBITDA margin (%)	57.9%	59.1%	1.2pp	57.0%	59.4%	2.4pp
Net income / (loss) (million TRY)	(18.2)	346.7	n.m	82.8	612.9	640.2%

(1) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) revenues increased by 36.5% year-on-year in local currency terms, driven mainly by the increase in ARPU which has been supported by price adjustments and higher data consumption. lifecell registered an EBITDA margin of 59.1% on a 1.2pp improvement year-on-year mainly driven by a decrease in interconnection and energy expenses as a percentage of revenues. Meanwhile, solid operational performance allowed lifecell to register a positive net income in Q223.

lifecell revenues in TRY terms rose 45.1% year-on-year in Q223, mainly with the positive impact of currency movements. lifecell’s EBITDA in TRY terms grew 48.2%, leading to an EBITDA margin of 59.1%.

lifecell Operational Data	Q222	Q123	Q223	y/y%	q/q%
Number of subscribers (million)[2]	10.2	10.8	11.1	8.8%	2.8%
Active (3 months)[3]	8.4	8.6	8.6	2.4%	-
MOU (minutes) (12 months)	160.7	133.5	128.0	(20.3%)	(4.1%)
ARPU (Average Monthly Revenue per User), blended (UAH)	69.2	85.1	88.1	27.3%	3.5%
Active (3 months) (UAH)	82.8	104.6	112.7	36.1%	7.7%

(2) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.

(3) Active subscribers are those who in the past three months made a revenue generating activity.

lifecell’s three-month active subscribers remained stable at 8.6 million in Q223. The 3-month active ARPU growth increased by 36.1% year-on-year and by 7.7% on a quarter-on-quarter basis. Meanwhile, 3-month active 4.5G users rose 5.5% year-on-year in Q223. lifecell’s smartphone penetration was at 84.6% as at the end of Q223.

lifecell continued to demonstrate a strong focus on ensuring employee safety and delivering quality services to its customers, maintaining a highly functional network. On a daily average around 96% of the stores were open nationwide as of the end of June. On average around 7.3% of nearly 9 thousand sites are temporarily down on a daily basis in Q223. ICT systems, such as billing operated without any disruptions during the quarter. lifecell’s current cash reserves are more than sufficient to sustain its operations.

11

BeST[1]		Quarter			Half Year
	Q222	Q223	y/y%	H122	H123	y/y%
Number of subscribers (million)	1.5	1.5	-	1.5	1.5	-
Active (3 months)	1.1	1.2	9.1%	1.1	1.2	9.1%
Revenue (million BYN)	34.8	42.6	22.4%	69.1	81.9	18.5%
EBITDA (million BYN)	9.2	19.8	115.2%	19.9	38.0	91.0%
EBITDA margin (%)	26.6%	46.4%	19.8pp	28.8%	46.4%	17.6pp
Net loss (million BYN)	(8.0)	(8.9)	11.3%	(16.6)	(18.1)	9.0%
Capex (million BYN)	11.7	13.7	17.1%	33.2	32.5	(2.1%)
Revenue (million TRY)	204.9	301.5	47.1%	380.7	570.9	50.0%
EBITDA (million TRY)	54.7	139.6	155.2%	109.3	264.3	141.8%
EBITDA margin (%)	26.7%	46.3%	19.6pp	28.7%	46.3%	17.6pp
Net loss (million TRY)	(46.4)	(65.0)	40.1%	(90.1)	(127.8)	41.8%

(1) BeST, in which we hold an 100% stake, has operated in Belarus since July 2008.

BeST revenues grew by 22.4% year-on-year in local currency terms in Q223 due mainly to an increase in data traffic, and 15% ARPU increase driven by upsells and price adjustments as well as a 9.1% increase in three-month active subscriber base. BeST registered an EBITDA margin of 46.4% on a 19.8pp improvement driven mainly by the interconnection cost. BeST’s revenues in TRY terms grew 47.1% year-on-year in Q223, while its EBITDA margin was at 46.3%.

BeST achieved comprehensive coverage of its LTE services, across all six regions and reaching 4.1 thousand sites. This strategic expansion has contributed significantly to the increasing adoption of 4G services, resulting in 80% of the three-month active subscriber base, which continued to support mobile data consumption and digital services usage. Moreover, the average monthly data consumption of 4G subscribers exhibited robust growth, rising by 10% compared to the previous year, reaching 19.1 GB.

Kuzey Kıbrıs Turkcell[2] (million TRY)		Quarter			Half Year
	Q222	Q223	y/y%	H122	H123	y/y%
Number of subscribers (million)	0.6	0.6	-	0.6	0.6	-
Revenue	103.1	185.6	80.0%	199.9	348.5	74.3%
EBITDA	43.4	69.9	61.1%	81.7	122.9	50.4%
EBITDA margin (%)	42.1%	37.7%	(4.4pp)	40.9%	35.3%	(5.6pp)
Net income	21.1	(5.7)	(127.0%)	42.8	15.9	(62.9%)
Capex	30.1	111.2	269.4%	65.0	203.4	212.9%

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

Kuzey Kıbrıs Turkcell revenues grew 80.0% year-on-year in Q223, due mainly to price adjustments aimed at reflecting inflationary effects. Fixed broadband and roaming revenues also contributed to growth. The EBITDA of Kuzey Kıbrıs Turkcell rose 61.1% year-on-year, leading to an EBITDA margin of 37.7% mainly due to increase in personnel cost.

12

TECHFIN

Paycell Financial Data (million TRY)		Quarter			Half Year
	Q222	Q223	y/y%	H122	H123	y/y%
Revenue	198.8	388.1	95.2%	362.7	682.2	88.1%
EBITDA	89.1	187.4	110.3%	162.0	310.6	91.7%
EBITDA margin (%)	44.8%	48.3%	3.5pp	44.7%	45.5%	0.8pp
Net income	66.1	123.2	86.4%	115.2	202.0	75.3%

In Q223, Paycell experienced a significant 95.2% rise in revenue compared to the previous year, primarily driven by the continuous high demand for digital payment services. Paycell’s varied product portfolio, encompassing mobile payment services, POS solutions, and the Paycell card, particularly the Pay Later solution, was strategically utilized to address and meet the growing demand. Paycell’s EBITDA rose 110.3% year-on-year, leading to an EBITDA margin of 48.3% on 3.5pp improvement in Q223 thanks to an increase in the profitability of payment solutions.

The Pay Later service transaction volume more than doubled year-on-year to TRY1.9 billion. This was driven by a 23% increase in the 3-month active users of the Pay Later service to 5.5 million and their increased usage. Meanwhile, the Paycell Card transaction volume almost doubled year-on-year to TRY3.4 billion in Q223. Additionally, in Q223 the transaction volume of POS solutions reached TRY4.7 billion. Moreover, the QR project has been completed, and payments can now be made with Paycell at all places where QR code payments are accepted. Overall, Paycell’s total transaction volume across all services increased to TRY15 billion, driven mainly by 13% year-on-year rise in Paycell’s total 3-month active users to 7.9 million and their increased usage in Q223.

Financell[1] Financial Data (million TRY)		Quarter			Half Year
	Q222	Q223	y/y%	H122	H123	y/y%
Revenue	214.6	402.1	87.4%	407.4	719.4	76.6%
EBITDA	129.7	188.5	45.3%	240.6	322.0	33.8%
EBITDA margin (%)	60.4%	46.9%	(13.5pp)	59.1%	44.8%	(14.3pp)
Net income	79.2	157.7	99.1%	146.4	266.6	82.1%

Financell experienced a significant revenue boost during Q223, with an 87.4% year-on-year increase. This growth was fueled primarily by the expansion of their loan portfolio and the higher average interest rate on the loans compared to the same period of last year. Financell also reported 45.3% year-on-year growth in EBITDA. However, the EBITDA margin saw a decline compared to the previous year due to higher funding costs in Q223. In addition to solid revenue and EBITDA growth, Financell’s net income registered 99.1% growth year-on-year.

The loan portfolio of Financell demonstrated significant growth, increasing from TRY2.5 billion in Q222 to TRY4.7 billion in Q223. This expansion can be attributed to increased mobility and higher lending to the corporate segment. Financell’s cost of risk decreased from 2.7% in Q123 to 1.9% in Q223 due mainly to the decline in the negative effects of the February earthquakes. Additionally, Financell has extended loans to over 25 thousand corporate customers.

(1) Following the change in the organizational structure, the revenues of Turkcell Sigorta Aracılık Hizmetleri A.Ş. (Insurance Agency), which was previously managed under the Financell, has been classified from Financell to “Other” in the Techfin segment as of the first quarter of 2023. Within this scope, all past data have been revised for comparability purposes.

13

Turkcell Group Subscribers

Turkcell Group registered subscribers amounted to approximately 55.2 million as of June 30, 2023. This figure is calculated by taking the number of subscribers of Turkcell Turkey, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell, BeST, and Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q222	Q123	Q223	y/y%	q/q%
Turkcell Turkey subscribers (million)[1]	40.6	41.7	42.0	3.4%	0.7%
lifecell (Ukraine)	10.2	10.8	11.1	8.8%	2.8%
BeST (Belarus)	1.5	1.5	1.5	-	-
Kuzey Kıbrıs Turkcell	0.6	0.6	0.6	-	-
Turkcell Group Subscribers (million)	52.8	54.6	55.2	4.5%	1.1%

(1) Subscribers to more than one service are counted separately for each service. Including mobile, fixed broadband, IPTV and wholesale (MVNO&FVNO) subscribers

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

			Quarter			Half Year
	Q222	Q123	Q223	y/y%	q/q%	H122	H123	y/y%
GDP Growth (Turkey)	7.8%	4.0%	n.a	n.a	n.a	7.6%	n.a	n.a
Consumer Price Index (Turkey)(yoy)	78.6%	50.5%	38.2%	(40.4pp)	(12.3pp)	78.6%	38.2%	(40.4pp)
US$ / TRY rate
Closing Rate	16.6690	19.1460	25.8231	54.9%	34.9%	16.6690	25.8231	54.9%
Average Rate	15.5996	18.8577	20.7406	33.0%	10.0%	14.7387	19.7991	34.3%
EUR / TRY rate
Closing Rate	17.5221	20.8021	28.1540	60.7%	35.3%	17.5221	28.1540	60.7%
Average Rate	16.7104	20.2424	22.5331	34.8%	11.3%	16.1154	21.3877	32.7%
US$ / UAH rate
Closing Rate	29.2549	36.5686	36.5686	25.0%	-	29.2549	36.5686	25.0%
Average Rate	29.2549	36.5686	36.5686	25.0%	-	29.0117	36.5686	26.0%
US$ / BYN rate
Closing Rate	2.5235	2.8571	3.0315	20.1%	6.1%	2.5235	3.0315	20.1%
Average Rate	2.6634	2.7505	2.9308	10.0%	6.6%	2.6876	2.8407	5.7%

14

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes finance income and expense, other operating income and expense, investment activity income and expense, share of profit of equity accounted investees and minority interest.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under TFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with TFRS to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with TFRS.

Turkcell Group (million TRY)		Quarter			Half Year
	Q222	Q223	y/y%	H122	H123	y/y%
Adjusted EBITDA	5,030.1	9,522.5	89.3%	9,332.1	16,281.7	74.5%
Depreciation and amortization	(2,480.1)	(2,987.4)	20.5%	(4,564.7)	(5,673.3)	24.3%
EBIT	2,550.0	6,535.1	156.3%	4,767.4	10,608.4	122.5%
Finance income	776.7	2,570.4	230.9%	848.9	2,575.1	203.3%
Finance expense	(4,153.4)	(13,812.1)	232.5%	(7,264.1)	(15,921.0)	119.2%
Other operating income / (expense)	1,863.1	5,490.6	194.7%	3,357.2	6,561.2	95.4%
Investment activity income / (expense)	797.0	2,871.5	260.3%	1,096.2	3,381.6	208.5%
Share of profit of equity accounted investees	(51.1)	0.8	n.m	(74.5)	7.2	n.m
Consolidated profit before income tax & minority interest	1,782.3	3,656.3	105.1%	2,731.2	7,212.5	164.1%
Income tax expense	75.9	(495.9)	(753.4%)	(70.1)	(1,235.7)	1,662.9%
Consolidated profit before minority interest	1,858.2	3,160.4	70.1%	2,661.1	5,976.8	124.6%

15

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2023. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward-looking statements, see our Annual Report on Form 20-F for 2022 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion, and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data, and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 4 countries – Turkey, Ukraine, Belarus, and Northern Cyprus. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY21.7 billion revenue in Q223 with total assets of TRY136.2 billion as of June 30, 2023. It has been listed on the NYSE and the BIST since July 2000, and is the only dual-listed company in Turkey. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

16

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY		Quarter			Half Year
	Q222	Q223	y/y%	H122	H123	y/y%
Net FX loss before hedging	(1,651.2)	(6,698.7)	305.7%	(2,728.8)	(7,131.1)	161.3%
Swap interest income/(expense)	(49.4)	117.3	n.m	(120.2)	169.4	n.m
Fair value gain on derivative financial instruments	765.8	2,501.2	226.6%	824.6	2,393.0	190.2%
Net FX gain / (loss) after hedging	(934.9)	(4,080.2)	336.4%	(2,024.4)	(4,568.7)	125.7%

Table: Income tax expense details

Million TRY		Quarter			Half Year
	Q222	Q223	y/y%	H122	H123	y/y%
Current tax expense	(81.5)	(184.6)	126.5%	(238.8)	(490.1)	105.2%
Deferred tax income / (expense)	157.4	(311.3)	(297.8%)	168.6	(745.6)	(542.2%)
Income Tax expense	75.9	(495.9)	(753.4%)	(70.1)	(1,235.7)	(1,662.8%)

17

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH INTERIM PERIOD ENDED

30 JUNE 2023 TOGETHER WITH REVIEW REPORT

(Translated into English from the report

originally issued in Turkish)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

CONTENT		PAGE
1	ORGANIZATION AND OPERATIONS OF THE COMPANY	8
2	BASIS OF PRESANTATION OF FINANCIAL STATEMENTS	10
3	SEGMENTAL REPORTING	14
4	RELATED PARTY DISCLOSURES	16
5	PROPERTY, PLANT AND EQUIPMENT	20
6	INTANGIBLE ASSETS	21
7	RIGHT-OF-USE ASSETS	22
8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES	23
9	COMMITMENTS	28
10	FINANCIAL INCOME AND EXPENSES	29
11	OTHER OPERATING INCOME AND EXPENSES	30
12	INVESTMENT INCOME AND EXPENSES	31
13	INVESTMENTS VALUED BY EQUITY METHOD	31
14	INCOME TAXES	32
15	REVENUE	33
16	DERIVATIVE INSTRUMENTS	35
17	BORROWINGS	39
18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS	42
19	FINANCIAL INVESTMENTS	45
20	CASH AND CASH EQUIVALENTS	47
21	EXPLANATIONS ON SEASONALITY	47
22	SUBSEQUENT EVENTS	48

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS OF 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Reviewed	Audited
ASSETS	Notes	30 June 2023	31 December 2022
Current Assets
Cash and cash equivalents	20	35,030,310	25,960,674
Financial investments	19	10,443,779	4,783,562
-Time deposits		697,399	748,665
-Fair value through profit or loss financial assets		8,118,017	4,034,897
-Fair value through other comprehensive income financial assets		1,628,363	—
Trade receivables		9,823,964	6,741,511
-Trade receivables from related parties		207,783	76,449
-Trade receivables from non-related parties		9,616,181	6,665,062
Receivables from finance sector operations		4,339,878	3,276,788
-Non-related party receivables from finance sector operations		4,339,878	3,276,788
Balances with the Central Bank of the Republic Türkiye		602,553	162,593
Other receivables		163,992	145,589
-Other receivables from non-related parties		163,992	145,589
Assets arising from customer contracts		2,258,913	1,888,942
-Assets arising from goods and service sales contracts		2,258,913	1,888,942
Derivative instruments	16	4,127,734	2,032,416
Inventories		502,070	277,670
Prepaid expenses		1,222,895	478,781
-Prepaid expenses to related parties		137,742	10,475
-Prepaid expenses to non-related parties		1,085,153	468,306
Assets related to current tax		83,224	446,892
Other current assets		812,051	611,232
TOTAL CURRENT ASSETS		69,411,363	46,806,650
Non-Current Assets
Financial investments	19	3,075,210	2,109,457
-Fair value through profit or loss financial assets		301,377	258,627
-Fair value through other comprehensive income financial assets		2,773,833	1,850,830
Trade receivables		333,472	298,759
-Trade receivables from non-related parties		333,472	298,759
Receivables from finance sector operations		467,701	285,138
-Non-related party receivables from finance sector operations		467,701	285,138
Other receivables		708,166	375,694
-Other receivables from non-related parties		708,166	375,694
Assets arising from customer contracts		81,850	67,054
-Assets arising from goods and service sales contracts		81,850	67,054
Investments valued by equity method	13	1,130,128	1,122,943
Investment properties		11,613	11,599
Property, plant and equipment	5	26,322,980	21,904,044
Right-of-use assets	7	3,791,369	3,062,298
Intangible assets	6	23,168,988	17,742,007
Prepaid expenses		2,633,169	2,423,822
-Prepaid expenses to related parties		—	178
-Prepaid expenses to non-related parties		2,633,169	2,423,644
Deferred tax assets		4,971,290	4,991,224
Other non-current assets		68,123	64,116
TOTAL NON-CURRENT ASSETS		66,764,059	54,458,155
TOTAL ASSETS		136,175,422	101,264,805

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

1

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS OF 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Reviewed	Audited
LIABILITIES	Notes	30 June 2023	31 December 2022
Short-term Liabilities
Short-term borrowings	17	16,324,661	10,758,843
Short-term borrowings from related parties	4	8,558,806	4,519,404
-Bank loans		7,337,121	4,120,621
-Lease obligations		257,884	41,286
-Issued debt instruments		963,801	357,497
Short-term borrowings from non-related parties		7,765,855	6,239,439
-Bank loans		6,055,293	4,640,233
-Lease obligations		1,093,917	831,991
-Issued debt instruments		616,645	767,215
Short-term portion of long-term borrowings		8,943,000	5,962,404
Short-term portion of long-term borrowings from related parties	4	19,372	—
-Bank loans		19,372	—
Short-term portion of long-term borrowings from non-related parties	17	8,923,628	5,962,404
-Bank loans		7,533,213	4,955,284
-Issued debt instruments		1,390,415	1,007,120
Trade payables		9,476,994	7,821,670
-Trade payables to related parties		321,665	240,385
-Trade payables to non-related parties		9,155,329	7,581,285
Payables related to employee benefits		570,874	354,375
Other payables		3,846,786	2,392,209
-Other payables to related parties		—	925
-Other payables to non-related parties		3,846,786	2,391,284
Liabilities arising from customer contracts		1,084,282	706,046
-Liabilities arising from goods and service sales contracts		1,084,282	706,046
Derivative instruments	16	115,965	150,923
Deferred revenue		129,945	113,402
-Deferred revenue from related parties		1,641	13,628
-Deferred revenue from non-related parties		128,304	99,774
Current tax liability		245,881	243,485
Short-term provisions		695,001	753,933
-Short-term provisions related to employee benefits		652,124	722,063
-Other short-term provisions		42,877	31,870
Other short-term liabilities		5,684	1,474
TOTAL SHORT-TERM LIABILITIES		41,439,073	29,258,764
Long-term Liabilities
Long-term borrowings	17	51,930,187	37,133,103
Long-term borrowings from related parties	4	79,737	84,095
-Bank loans		22,530	—
-Lease obligations		57,207	84,095
Long-term borrowings from non-related parties		51,850,450	37,049,008
-Bank loans		25,811,895	17,945,061
-Lease obligations		2,527,486	2,097,859
-Issued debt instruments		23,511,069	17,006,088
Trade payables		875,054	35,258
-Trade payables to related parties		7,032	938
-Trade payables to non-related parties		868,022	34,320
Liabilities arising from customer contracts		295,113	261,328
-Liabilities arising from goods and service sales contracts		295,113	261,328
Deferred revenue		18,894	6,095
-Deferred revenue from non-related parties		18,894	6,095
Long-term provisions		2,896,791	2,758,758
-Long-term provisions related to employee benefits		1,682,386	1,790,031
-Other long-term provisions		1,214,405	968,727
Deferred tax liabilities		187,214	249,835
Other long-term liabilities		996,934	666,613
TOTAL LONG-TERM LIABILITIES		57,200,187	41,110,990
TOTAL LIABILITIES		98,639,260	70,369,754

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

2

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS OF 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Reviewed	Audited
EQUITY	Notes	30 June 2023	31 December 2022
Equity attributable to owners of the parent		37,532,036	30,891,061
Paid in capital		2,200,000	2,200,000
Treasury shares (-)		(152,283)	(118,399)
Share premiums		269	269
Accumulated other comprehensive loss that will not be reclassified in profit or loss (-)		(878,101)	(985,578)
Revaluation and remeasurement loss		(878,101)	(985,578)
-Defined benefit plans remeasurement loss (-)		(878,101)	(985,578)
Accumulated other comprehensive loss that will be reclassified in profit or loss (-)		(1,292,552)	(1,882,081)
Currency translation reserve		4,176,645	1,876,409
Hedging reserve		(4,459,239)	(2,383,736)
-Gain from cash flow hedges		255,297	270,905
-Loss from net investment hedge on the company operating abroad (-)		(4,714,536)	(2,654,641)
Revaluation and remeasurement losses (-)		(38,049)	(82,503)
-Loss from fair value through other comprehensive income financial assets (-)		(38,049)	(82,503)
Changes in the time value of options		(971,909)	(1,292,251)
Legal reserves		4,021,377	3,948,937
Prior years’ profit		27,655,473	16,674,720
Net profit for the period		5,977,853	11,053,193
Non-controlling interests		4,126	3,990
TOTAL EQUITY		37,536,162	30,895,051
TOTAL LIABILITIES		136,175,422	101,264,805

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

3

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Reviewed - Unreviewed
	Notes	6 months period ended at 30 June 2023	3 months period ended at 30 June 2023	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022
PROFIT OR LOSS SECTION
Revenue	15	37,633,823	20,915,278	22,459,250	12,093,811
Revenue from finance sector operations	15	1,293,016	735,703	712,822	383,245
TOTAL REVENUE		38,926,839	21,650,981	23,172,072	12,477,056

Cost of revenue (-)		(24,296,223)	(12,997,504)	(16,246,325)	(8,772,998)
Cost of revenue from finance sector operations (-)		(503,988)	(276,347)	(239,228)	(134,513)
TOTAL COST OF REVENUE		(24,800,211)	(13,273,851)	(16,485,553)	(8,907,511)

Gross profit from business operations		13,337,600	7,917,774	6,212,925	3,320,813
Gross profit from finance sector operations		789,028	459,356	473,594	248,732
GROSS PROFIT		14,126,628	8,377,130	6,686,519	3,569,545

General administrative expenses (-)		(1,128,979)	(568,431)	(651,810)	(348,143)
Marketing expenses (-)		(1,972,897)	(1,061,138)	(1,116,612)	(575,875)
Other operating income	11	6,888,941	5,648,255	3,547,729	1,933,710
Other operating expenses (-)	11	(327,776)	(157,674)	(190,496)	(70,613)
OPERATING PROFIT		17,585,917	12,238,142	8,275,330	4,508,624

Investment income	12	3,431,990	2,898,477	1,096,224	797,041
Investment expenses (-)	12	(50,375)	(26,948)	—	—
Impairment losses determined in accordance with TFRS 9 (-)		(416,331)	(212,480)	(150,648)	(95,541)
Share on profit/(loss) of investments valued
by equity method	13	7,185	767	(74,546)	(51,103)
PROFIT BEFORE FINANCIAL INCOME / (EXPENSES)		20,558,386	14,897,958	9,146,360	5,159,021

Financial income	10	2,575,075	2,570,441	848,936	776,675
Financial expenses (-)	10	(15,920,962)	(13,812,122)	(7,264,061)	(4,153,364)
PROFIT FROM OPERATIONS BEFORE TAXATION		7,212,499	3,656,277	2,731,235	1,782,332

Tax (expense)/income from operations		(1,235,747)	(495,926)	(70,143)	75,850
Tax expense for the period (-)		(490,104)	(184,604)	(238,759)	(81,507)
Deferred tax (expense)/income for the period		(745,643)	(311,322)	168,616	157,357
PROFIT FOR THE PERIOD		5,976,752	3,160,351	2,661,092	1,858,182

Distribution of profit for the period
Non-controlling interests		(1,101)	(933)	(16)	(32)
Owners of the parent		5,977,853	3,161,284	2,661,108	1,858,214

Earnings per share (TL)		2.74	1.45	1.22	0.85
Earnings per share		2.74	1.45	1.22	0.85

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

4

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

	Reviewed - Unreviewed
	6 months period ended at 30 June 2023	3 months period ended at 30 June 2023	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022

PROFIT FOR THE PERIOD	5,976,752	3,160,351	2,661,092	1,858,182

Other comprehensive income/(loss)

Items that will not be reclassified to profit or loss	107,477	(2,438)	—	—
Gain/(loss) on remeasurements of defined benefit plans	134,288	(3,404)	—	—
Tax effect of gain/(loss) on remeasurements of defined benefit plans	(26,811)	966	—	—

Items that will be reclassified to profit or loss	589,529	524,503	(140,883)	(155,381)
Currency translation differences related to foreign operations	2,299,288	2,131,685	916,067	803,608
-Gain from currency translation differences in foreign operations	2,299,288	2,131,685	916,067	803,608
Gain/(loss) on financial assets measured at fair value through other comprehensive income	55,568	32,684	(212,873)	(225,373)
Gain from cash flow hedges	63,656	115,756	359,879	119,062
Reclassification adjustments for cash flow hedge	(66,491)	(63,372)	(77,468)	(25,229)
Gain/(loss) from changes in the time value of options	408,202	323,884	(167,195)	(88,046)
Reclassification adjustments for changes in the time value of options	(7,774)	(33,816)	15,314	(22,354)
Loss on net investment hedge in foreign operations (-)	(2,574,869)	(2,316,130)	(655,270)	(328,905)
Taxes relating to other comprehensive income to be reclassified to profit or loss	411,949	333,812	(319,337)	(388,144)
-Tax effect of currency translation differences in foreign operations	948	(41,170)	(458,314)	(498,084)
-Tax effect of gain from fair value through other comprehensive income financial assets	(11,114)	(6,537)	42,575	45,075
-Tax effect of gain from cash flow hedges	(12,773)	(23,693)	(65,028)	(20,085)
-Tax effect of gain from changes in the time value of options	(80,086)	(58,014)	30,376	19,169
-Tax effect of loss on net investment hedge in foreign operations	514,974	463,226	131,054	65,781

OTHER COMPREHENSIVE INCOME	697,006	522,065	(140,883)	(155,381)

TOTAL COMPREHENSIVE INCOME	6,673,758	3,682,416	2,520,209	1,702,801

Distribution of total comprehensive income for the period	6,673,758	3,682,416	2,520,209	1,702,801
Non-controlling interests	(1,101)	(933)	(16)	(32)
Owners of the parent	6,674,859	3,683,349	2,520,225	1,702,833

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

5

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

					Accumulated other comprehensive loss that will not be reclassified in profit or loss	Accumulated other comprehensive loss that will be reclassified in profit or loss						Retained Earnings
Reviewed	Paid in capital	Treasury shares (-)	Share premiums	Additional capital contributions of shareholders	Defined benefit plans remeasurement (loss)	Gains/(losses) from fair value through other comprehensive income financial assets	(Loss) from net investment hedge on the company operating abroad	Gain/(losses) from cash flow hedges	Changes in the time value of options	Currency translation reserve	Legal reserves	Prior years’ profit	Net profit for the period	Equity attributable to owners of the parent	Non-controlling interests	Equity
Balance at 1 January 2022	2,200,000	(128,057)	269	35,026	(225,892)	(50,410)	(1,586,177)	(9,746)	(1,555,773)	2,036,379	3,612,388	13,202,920	5,031,098	22,562,025	247	22,562,272
Transfers	—	—	—	—	—	—	—	—	—	—	185,816	4,845,282	(5,031,098)	—	—	—
Total comprehensive income	—	—	—	—	—	(170,298)	(524,216)	217,383	(121,505)	457,753	—	—	2,661,108	2,520,225	(16)	2,520,209
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	2,661,108	2,661,108	(16)	2,661,092
Other comprehensive income (loss)	—	—	—	—	—	(170,298)	(524,216)	217,383	(121,505)	457,753	—	—	—	(140,883)	—	(140,883)
Acquisition of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	49	49
Other	—	—	—	—	(104)	—	—	—	—	—	—	—	—	(104)	(247)	(351)
Dividends	—	9,658	—	—	—	—	—	—	—	—	—	(1,257,775)	—	(1,248,117)	—	(1,248,117)
Balance at 30 June 2022	2,200,000	(118,399)	269	35,026	(225,996)	(220,708)	(2,110,393)	207,637	(1,677,278)	2,494,132	3,798,204	16,790,427	2,661,108	23,834,029	33	23,834,062

Balance at 1 January 2023	2,200,000	(118,399)	269	—	(985,578)	(82,503)	(2,654,641)	270,905	(1,292,251)	1,876,409	3,948,937	16,674,720	11,053,193	30,891,061	3,990	30,895,051
Transfers	—	—	—	—	—	—	—	—	—	—	72,440	10,980,753	(11,053,193)	—	—	—
Total comprehensive income	—	—	—	—	107,477	44,454	(2,059,895)	(15,608)	320,342	2,300,236	—	—	5,977,853	6,674,859	(1,101)	6,673,758
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	5,977,853	5,977,853	(1,101)	5,976,752
Other comprehensive income (loss)	—	—	—	—	107,477	44,454	(2,059,895)	(15,608)	320,342	2,300,236	—	—	—	697,006	—	697,006
Other changes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,237	1,237
Changes due to share buyback transactions	—	(33,884)	—	—	—	—	—	—	—	—	—	—	—	(33,884)	—	(33,884)
Balance at 30 June 2023	2,200,000	(152,283)	269	—	(878,101)	(38,049)	(4,714,536)	255,297	(971,909)	4,176,645	4,021,377	27,655,473	5,977,853	37,532,036	4,126	37,536,162

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

6

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Reviewed
	Notes	30 June 2023	30 June 2022
A. CASH FLOWS FROM OPERATING ACTIVITIES		17,294,555	8,255,618
Profit for the Period		5,976,752	2,661,092
Profit for the period from continuing operations		5,976,752	2,661,092
Adjustments related to reconciliation of net profit for the period		16,518,324	10,941,336
Adjustments for depreciation and amortization	5-6-7	5,667,388	4,393,154
Adjustments for impairment		5,877	171,501
Adjustments for provisions		1,280,717	613,667
Adjustments for interest expenses		1,130,560	741,390
Adjustments for fair value (gain) from derivative instruments	16	(1,870,361)	(420,501)
Adjustments for tax income		1,235,747	70,143
Adjustments for (gain) arising from the disposal of fixed assets		(37,754)	(39,153)
Adjustments for fair value (gain) from financial assets		(2,173,524)	(617,774)
Adjustments for retained (gain)/loss of investments valued by equity method		(7,185)	74,546
Adjustments for unrealized foreign currency translation differences		11,280,049	5,964,232
Other adjustments related to (profit)/loss reconciliation		6,810	(9,869)
Changes in Working Capital:		(4,202,336)	(4,405,383)
Adjustments for (increase) in trade receivables		(3,177,525)	(1,893,651)
Adjustments for (increase) in inventories		(224,400)	(118,385)
(increase) in Central Bank of the Republic of Türkiye account		(439,960)	—
(Increase) in receivables from finance sector operations		(1,281,253)	(464,075)
(Increase) in other assets related to operations		(222,097)	(164,675)
Adjustments for decrease (increase) in other receivables		(200,759)	(165,481)
Adjustments for (increase) in assets arising from customer contracts		(385,290)	(146,430)
Adjustments for increase/(decrease) in trade payables		1,181,969	(865,468)
(Increase) in prepaid expenses		(749,455)	(267,000)
Adjustments for increase in liabilities arising from customer contracts		412,021	160,886
Deferred revenue increase		29,342	18,356
Adjustments for increase in other payables		1,585,703	85,879
(Decrease) in other liabilities related to operations		(730,632)	(585,339)
Cash generated by operating activities		18,292,740	9,197,045
Interest paid		(2,381,045)	(1,434,460)
Tax paid		(124,040)	(179,547)
Interest received		1,506,900	672,580
B. CASH FLOWS FROM INVESTING ACTIVITIES		(15,167,017)	(8,410,315)
Cash outflows due to acquisition of property, plant and equipment	5	(5,039,181)	(2,680,340)
Cash outflows due to acquisition of intangible assets	6	(7,023,978)	(2,377,929)
Cash inflows from disposal of property, plant and equipments and intangible assets		113,045	72,288
Cash outflows due to additional share acquisition or capital increase of associates and/or joint ventures		—	(389,275)
Cash inflows from sale of shares in other entities or shares in funds or borrowing instruments		1,188,268	62,419
Cash outflows due to acquisition of shares in other entities or shares in funds or borrowing instruments		(2,541,341)	(2,429,549)
Other cash (outflows)/inflows		(1,660,477)	4,892
Change in other cash advances given		(203,353)	(672,821)
C. CASH FLOWS FROM FINANCING ACTIVITIES		4,196,153	3,448,793
Cash inflows from loans		21,242,593	16,451,067
Cash inflows from issued debt instruments		1,795,320	789,376
Cash outflows due to loan repayments		(15,932,749)	(11,943,576)
Cash outflows due to the company’s own acquisition of shares		(33,884)	—
Cash outflows due to issued debt instruments repayments		(1,400,000)	(927,495)
Cash outflows due to payments of lease obligations		(1,439,485)	(1,050,792)
Cash inflows from derivative instruments		1,553,971	1,219,147
Cash outflows due to derivative instruments		(1,589,613)	(1,088,934)
CHANGE IN CASH AND CASH EQUIVALENTS BEFORE
CURRENCY TRANSLATION RESERVE EFFECT (A+B+C)		6,323,691	3,294,096

D. CURRENCY TRANSLATION RESERVE EFFECT ON
CASH AND CASH EQUIVALENTS		2,695,544	20,725

NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		9,019,235	3,314,821

E. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	20	25,940,066	18,619,881

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (A+B+C+D+E)	20	34,959,301	21,934,702

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

7

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE COMPANY

Turkcell İletişim Hizmetleri Anonim Şirketi (the “Company” or “Turkcell”) was incorporated in Türkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydınevler Mahallesi İnönü Caddesi No: 20, Küçükyalı Ofispark/İstanbul. The main areas of activity of Turkcell are business and services predicted in tender for GSM (“Global System for Mobile Communications”) Pan Europe Telecommunication System signed with Turkish Repuclic Ministry of Transportation and Infrastructure (“Ministry”) and also telephone, telecommunication and similar services, activities within the scope of authorization regarding International Mobile Telecommunication (“IMT”) services and infrastructures without breaking the law of Post and Telegraph Organization (“PTT”).

As of 30 June 2023, Turkcells’ shares (the Company) have been quoted on Borsa Istanbul (“BIST”) and New York Stock Exchange – (“NYSE”).

The condensed consolidated financial statements for the six month interim period ended 30 June 2023 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate and a joint venture have been approved for issue by the Board of Directors on 17 August 2023.

As of 30 June 2023, The Company’s subsidiaries, associates and joint ventures are as follows:

Subsidiaries	Country	Nature of Business
Turktell Bilişim Servisleri A.Ş. (“Turktell”)	Türkiye	Information technology, value added GSM services and entertainment investments
Superonline İletişim Hizmetleri A.Ş. (“Turkcell Superonline”)	Türkiye	Telecommunications
Turkcell Satış ve Dijital İş Servisleri Hizmetleri A.Ş. (“Turkcell Satış”)	Türkiye	Sales, delivery and digital sales services
Turkcell Teknoloji Araştırma ve Geliştirme A.Ş. (“Turkcell Teknoloji”)	Türkiye	Research and development
Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”)	Türkiye	Property investments
Turkcell Dijital İş Servisleri A.Ş (“Turkcell Dijital”)	Türkiye	Digitalization services and products
Turkcell Dijital Eğitim Teknolojileri A.Ş (“Dijital Eğitim”)	Türkiye	Education technologies
Atmosware Teknoloji Eğitim ve Danışmanlık A.Ş. (“Atmosware Teknoloji”)	Türkiye	Develop software products and services, training software developers
Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (“Turkcell Enerji”)	Türkiye	Electricity energy trade and wholesale and retail electricity sales
Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.Ş. (“Boyut Enerji”)	Türkiye	Renewable energy production
Turkcell Finansman A.Ş. (“Turkcell Finansman”)	Türkiye	Consumer financing services
Turkcell Sigorta Aracılık Hizmetleri A.Ş. (“Turkcell Sigorta”)	Türkiye	Insurance agency activities
Turkcell Dijital Sigorta A.Ş. (“Turkcell Dijital Sigorta”)	Türkiye	Digital agency activities
Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“Turkcell Ödeme”)	Türkiye	Payment services and e-money
Lifecell Dijital Servisler ve Çözümler A.Ş (“Lifecell Dijital Servisler”)	Türkiye	Development and providing of digital services and products
Lifecell Bulut Çözümleri A.Ş. (“Lifecell Bulut”)	Türkiye	Cloud solutions services and other services
Lifecell TV Yayın ve İçerik Hizmetleri A.Ş. (“Lifecell TV”)	Türkiye	Online radio, television and on-demand streaming services
Lifecell Müzik Yayın ve İletim A.Ş. (“Lifecell Müzik”)	Türkiye	Radio, television and on-demand streaming services
Kule Hizmet ve İşletmecilik A.Ş. (“Global Tower”)	Türkiye	Telecommunications infrastructure business
LLC UkrTower (“UkrTower”)	Ukraine	Telecommunications infrastructure business

Translated into English from the report originally issued in Turkish 8

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE COMPANY (cont’d)

Subsidiaries (cont’d)	Country	Nature of Business
Beltower LLC (“Beltower”)	Republic of Belarus	Telecommunications infrastructure business
East Asian Consortium B.V. (“Eastasia”)	The Netherlands	Telecommunications investments
Kıbrıs Mobile Telekomünikasyon Limited Şirketi (“Kıbrıs Telekom”)	Turkish Republic of Northern Cyprus	Telecommunications
Lifecell Digital Limited Şirketi (“Lifecell Dijital”)	Turkish Republic of Northern Cyprus	Telecommunications
Turkcell Dijital Teknolojileri Ltd (“Turkcell Dijital Teknoloji”) (*)	Turkish Republic of Northern Cyprus	Electronic payment services
Global Bilgi Pazarlama Danışmanlık ve Çağrı Servisi Hizmetleri A.Ş. (“Turkcell Global Bilgi”)	Türkiye	Customer relations and human resources management
LLC Global Bilgi (“Global Ukrayna”)	Ukraine	Customer relations management
Rehberlik Hizmetleri A.Ş. (“Rehberlik Hizmetleri”)	Türkiye	Directory assistance
Lifecell Ventures Coöperatief U.A. (“Lifecell Ventures”)	The Netherlands	Telecommunications investments
LLC lifecell (“lifecell”)	Ukraine	Telecommunications
Paycell Limited Liability Company (“Paycell LLC”)	Ukraine	Consumer financing services, payment services, e-money
Paycell Europe GmbH (“Paycell Europe”)	Germany	Telecommunications
Yaani Digital BV (“Yaani”)	The Netherlands	Internet search engine and browser services
BiP Digital Communication Technologies B.V (“BiP B.V.”)	The Netherlands	Providing digital services and products
BiP İletişim Teknolojileri ve Dijital Servisler A.Ş. (“BiP A.Ş.”)	Türkiye	Providing digital services and products
Beltel Telekomünikasyon Hizmetleri A.Ş. (“Beltel”)	Türkiye	Telecommunications investments
CJSC Belarusian Telecommunications Network (“BeST”)	Republic of Belarus	Telecommunications
Lifetech LLC (“Lifetech”)	Republic of Belarus	Information technology, programming and technical support
Turkcell Yeni Teknolojiler Girişim Sermayesi Yatırım Fonu (“Turkcell GSYF”)	Türkiye	Venture capital investment fund
W3 Labs Yeni Teknolojiler A.Ş. (“W3”)	Türkiye	Informatics technologies
Ultia Teknoloji Yazılım ve Uygulama Geliştirme Ticaret A.Ş. (“Ultia”) (**)	Türkiye	Informatics technologies

(*) Turkcell Dijital Teknolojileri Ltd., in which the Group’s subsidiaries Lifecell Digital, which is wholly owned by the Group, has 99.9998% and Kıbrıs Telekom has 0.0002% shareholding, respectively, has been incorporated. The company, which will operate in electronic payment services in the KKTC, has a paid-in capital of TL 500. Registration and announcement of the respective company have been completed on 26 January 2023.

(**) All kinds of intellectual property rights, including but not limited to, all software, domain names, brands and patents of Turkcell Teknoloji Ultia Platform, which is a 100% subsidiary of the Group, has been transferred to Ultia, a technology oriented company established by Turkcell GSYF.

Associates	Country	Nature of Business
Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. (“TOGG”)	Türkiye	Electric passenger car development, production and trading activities

Joint Venture	Country	Nature of Business
Sofra Kurumsal ve Ödüllendirme Hizmetleri A. Ş. (“Sofra”)	Türkiye	Meal coupons and cards

As of 30 June 2023, the capital shares and voting rights of TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Şirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are respectively 26.2% and 19.8%. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95%. The Group’s immediate and ultimate parents are TVF BTIH and TVF as of 30 June 2023, respectively. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 30 June 2023.

Translated into English from the report originally issued in Turkish 9

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESANTATION OF FINANCIAL STATEMENTS

2.1        Basis of Presentation

The Group prepared its interim condensed financial statements as of and for the six month interim period ended 30 June 2023 in accordance with Turkish Accounting Standards No:34 Interim Financial Reporting.The Group’s interim condensed consolidated financial statement does not include all disclosures and notes that should be included at year-end financial statements. Therefore, the interim condensed consolidated financial statements should be examined together with the 31 December 2022 year-end financial statements.

The accompanying condensed interim consolidated financial statements are prepared in accordance with Communiqué Serial II, No: 14,1, “Principles of Financial Reporting in Capital Markets” (“the Communiqué”) published in the Official Gazette numbered 28676 on 13 September 2013. According to Article 5 of the Communiqué, interim condensed consolidated financial statements are prepared in accordance with Turkish Financial Reporting Standards (“TFRS”) issued by Public Oversight Accounting and Auditing Standards Authority (“POA”), its addendum and interpretations. The Group’s interim condensed consolidated financial statements are presented in accordance with announcement regarding “Formats of Financial Statements and its Notes” by POA on 20 May 2013. The Group has made required adjustments and classifications in accordance with “the illustrative Financial Statements and User Guide” and “2022 TFRS Taxonomy” published by POA on 10 October 2022.

Restatement of Financial Statements During the Hyperinflationary Periods

POA made an announcement on 20 January 2022 whether entities applying TFRS will apply TAS 29 Financial Reporting in Hyperinflationary Economies (“TAS 29”) in the 2021 financial reporting period. According to this announcement, it is stated that entities applying TFRS do not need to make any adjustments within the scope of TAS 29 in their financial statements for year ended 2021. As of the reporting date, there is no updated announcement has been made by the POA regarding the scope and application of TAS 29. In this context, no inflation adjustment was made according to TAS 29 in the condensed consolidated financial statements as of 30 June 2023.

2.2	Changes in Accounting Policies and Errors

Significant changes in accounting policies and significant accounting errors detected are applied retrospectively and the prior period financial statements are restated. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and important differences are disclosed. There has been no significant change in the Group’s accounting policies in the current period.

2.3	New standards and interpretations

The accounting policies adopted in preparation of the consolidated financial statements as of 30 June 2023 are consistent with those of the previous financial year, except for the adoption of new and amended TFRS and TFRS interpretations effective as of 1 January 2023 and thereafter. The effects of these standards and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs.

i) The new standards, amendments and interpretations which are effective as of 1 January 2023 are as follows:

Amendments to TAS 8 - Definition of Accounting Estimates

In August 2021, POA published amendments to TAS 8 that introduce a new definition for “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and correction of errors.

Translated into English from the report originally issued in Turkish 10

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.3	New standards and interpretations (cont’d)

Amendments to TAS 8 - Definition of Accounting Estimates (cont’d)

In addition, the amended standard clarifies that the effects of a change in input or a change in a measurement technique on the accounting estimate are changes in accounting estimates unless they result from a correction for prior period errors. The previous definition of change in accounting estimate stated that changes in accounting estimates could result from new information or new developments. Therefore, such changes are not considered as corrections of errors. This aspect of the definition has been preserved by the POA. The amendments did not have a significant impact on the financial position or performance of the Group.

Amendments to TAS 1 - Disclosure of Accounting Policies

In August 2021, POA issued amendments to TAS 1, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. In the absence of a definition of the term ‘significant’ in TFRS, the POA decided to replace it with ‘material’ in the context of disclosing accounting policy information. ‘Material’ is a defined term in TFRS and is widely understood by the users of financial statements, according to the POA. In assessing the materiality of accounting policy information, entities need to consider both the size of the transactions, other events or conditions and the nature of them. Examples of circumstances in which an entity is likely to consider accounting policy information to be material have been added. The amendments did not have a significant impact on the financial position or performance of the Group.

Amendments to TAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

In August 2021, POA issued amendments to TAS 12, which narrow the scope of the initial recognition exception under TAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognised in the financial statements (and interest expense) or to the related asset component (and interest expense). This judgement is important in determining whether any temporary differences exist on initial recognition of the asset and liability. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability for all deductible and taxable temporary differences associated with leases and decommissioning obligations should be recognized.

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the consolidated financial statements are as follows. The Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective. The amendments did not have a significant impact on the financial position or performance of the Group.

ii) Standards that are issued but not yet effective and early adopted

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the consolidated financial statements are as follows. The Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

Amendments to TFRS 10 and TAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In December 2017, POA postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Early application of the amendments is still permitted. The Group will wait until the final amendment to assess the impacts of the changes. The Group will wait until the final amendment to assess the impacts of the changes.

Translated into English from the report originally issued in Turkish 11

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.3	New standards and interpretations (con’d)

TFRS 17 - The New Standard for insurance contracts

POA issued TFRS 17 in February 2019, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. TFRS 17 model combines a current balance sheet measurement of insurance contract liabilities with the recognition of profit over the period that services are provided. Certain changes in the estimates of future cash flows and the risk adjustment are also recognised over the period that services are provided. Entities will have an option to present the effect of changes in discount rates either in profit and loss or in OCI.

The standard includes specific guidance on measurement and presentation for insurance contracts with participation features. In accordance with amendments issued by POA in December 2021, entities have transition option for a “classification overlay” to avoid possible accounting mismatches between financial assets and insurance contract liabilities in the comparative information presented on initial application of TFRS 17. The mandatory effective date of the Standard for the following entities has been postponed to accounting periods beginning on or after January 1, 2024 with the announcement made by the POA:

-	Insurance, reinsurance and pension companies.
-	Banks that have ownership/investments in insurance, reinsurance and pension companies and
-	Other entities that have ownership/investments in insurance, reinsurance and pension companies.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

Amendments to TAS 1- Classification of Liabilities as Current and Non-Current Liabilities

In January 2021 and January 2023, POA issued amendments to TAS 1 to specify the requirements for classifying liabilities as current or non-current. According to the amendments made in January 2023 if an entity’s right to defer settlement of a liability is subject to the entity complying with the required covenants at a date subsequent to the reporting period (“future covenants”), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period. In addition, January 2023 amendments require an entity to provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. This disclosure must include information about the covenants and the related liabilities. The amendments clarified that the classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective for periods beginning on or after 1 January 2024. The amendments must be applied retrospectively in accordance with TAS 8. Early application is permitted. However, an entity that applies the 2021 amendments early is also required to apply the 2023 amendments, and vice versa. The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

Amendments to TFRS 16 - Lease Liability in a Sale and Leaseback

In January 2023, POA issued amendments to TFRS 16. The amendments specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains. In applying requirements of TFRS 16 under “Subsequent measurement of the lease liability” heading after the commencement date in a sale and leaseback transaction, the seller lessee determines ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee would not recognise any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments in TFRS 16. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with TAS 8. A seller-lessee applies the amendments to annual reporting periods beginning on or after 1 January 2024.

Translated into English from the report originally issued in Turkish 12

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.3	New standards and interpretations (con’d)

Amendments to TFRS 16 - Lease Liability in a Sale and Leaseback (cont’d)

Earlier application is permitted. A seller-lessee applies the amendments retrospectively in accordance with TAS 8 to sale and leaseback transactions entered into after the date of initial application of TFRS 16. The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

iii) The new amendments that are issued by the International Accounting Standards Board (IASB) but not issued by Public Oversight Authority (POA)

The following amendments to IAS 12 as well as IAS 7 and IFRS 7 are issued by IASB but not yet adapted/issued by POA. Therefore, they do not constitute part of TFRS. the Group will make the necessary changes to its consolidated financial statements after the amendments are issued and become effective under TFRS.

Amendments to IAS 12 - International Tax Reform – Pillar Two Model Rules

In May 2023, IASB issued amendments to IAS 12, which introduce a mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to Pillar Two income taxes. The amendments clarify that IAS 12 applies to income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two Model Rules published by the Organization for Economic Cooperation and Development (OECD). The amendments also introduced targeted disclosure requirements for entities affected by the tax laws. The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

Amendments to IAS 7 and IFRS 7 - Disclosures: Supplier Finance Arrangements

The amendments issued in May 2023 specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. Supplier finance arrangements are characterized by one or more finance providers offering to pay amounts an entity owes its suppliers and the entity agreeing to pay according to the terms and conditions of the arrangements at the same date as, or a date later than, suppliers are paid. The amendments require an entity to provide information about terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those liabilities. In the context of quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are also included as an example of other factors that might be relevant to disclose. The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

2.4	Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable the monitor the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed.

The Group has classified short-term borrowings from non-related parties amounting to TL 1,329,365 as short-term borrowings from related parties as of 31 December 2022. The reclassification has no effect on the consolidated statement of profit or loss and statement of cash flows.

Translated into English from the report originally issued in Turkish 13

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3	SEGMENTAL REPORTING

In accordance with its integrated communication and technology services strategy and economic integrity, Group divides its main business segments into three groups as “Turkcell Türkiye”, “Turkcell International” and “Techfin”. While some of these strategic segments offer the same types of services, they are regularly review by the chief operating decision maker function according to their resource allocation and performances because they operate in different geographical locations and are affected by different economic conditions. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkiye comprises mobile, fixed telecom, digital services and digital business services operations of Turkcell Superonline, Turkcell Satış’s digital business services, Turkcell Dijital, Turkcell Global Bilgi intra-group operations, Turktell, Atmosware Teknoloji, Turkcell Teknoloji, Ultia, Global Tower, Rehberlik Hizmetleri, Turkcell Gayrimenkul, Lifecell Dijital Servisler, Lifecell Bulut, Lifecell TV, Lifecell Müzik and BiP A.Ş. in Türkiye.

Turkcell International comprises telecom and digital services related operations of Lifecell, BeST, Kıbrıs Telekom, Eastasia, Lifecell Ventures, Beltel, UkrTower, Global Ukrayna, Lifetech, Beltower, Lifecell Digital, Yaani and BiP B.V. outside of Türkiye.

Techfin reportable segment comprises all financial services operations of Turkcell Finansman, Turkcell Ödeme, Turkcell Sigorta, Turkcell Dijital Sigorta, Paycell Europe, Paycell LLC and Turkcell Dijital Teknoloji.

Other reportable segment mainly comprises non-Group call center operations of Turkcell Global, Turkcell Satış’s other operations, Turkcell Enerji, Boyut Enerji, Turkcell GSYF and Dijital Eğitim’s operations.

Information about segments is presented at below. The Board primarily uses EBITDA (earnings before interest, tax, depreciation and amortization) to assess the performance of the operating segments. EBITDA is calculated by the Group by adding depreciation and amortization to the net amount of sales revenue, cost of sales, marketing and general administrative expenses. Reconciliation of EBITDA to the consolidated profit for the period is included in the accompanying notes.

EBITDA is not a financial measure defined by TFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

Translated into English from the report originally issued in Turkish 14

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3	SEGMENTAL REPORTING (cont’d)
	Six months ended 30 June
	Turkcell Türkiye		Turkcell International		Techfin		Other		Inter-segment Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Total segment revenue	30,581,526	17,326,607	4,056,136	2,906,356	1,403,515	766,810	3,608,962	3,190,898	(723,300)	(1,018,599)	38,926,839	23,172,072
Inter-segment revenue	(242,440)	(109,561)	(63,912)	(67,403)	(110,500)	(53,988)	(306,448)	(787,647)	723,300	1,018,599	—	—
Revenues from external customers	30,339,086	17,217,046	3,992,224	2,838,953	1,293,015	712,822	3,302,514	2,403,251	—	—	38,926,839	23,172,072
EBITDA	13,206,262	7,229,447	2,189,864	1,464,032	603,426	397,341	312,232	258,662	(30,098)	(17,378)	16,281,686	9,332,104

	Three months ended 30 June
	Turkcell Türkiye		Turkcell International		Techfin		Other		Inter-segment Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Total segment revenue	17,090,814	9,376,920	2,187,366	1,479,734	797,456	413,960	1,921,200	1,791,332	(345,855)	(584,890)	21,650,981	12,477,056
Inter-segment revenue	(132,632)	(66,045)	(29,877)	(34,151)	(61,754)	(30,715)	(121,592)	(453,979)	345,855	584,890	—	—
Revenues from external customers	16,958,182	9,310,875	2,157,489	1,445,583	735,702	383,245	1,799,608	1,337,353	—	—	21,650,981	12,477,056
EBITDA	7,815,504	3,943,851	1,182,582	749,949	355,583	215,582	180,155	132,985	(11,314)	(12,250)	9,522,510	5,030,117

Translated into English from the report originally issued in Turkish 15

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3	SEGMENTAL REPORTING (cont’d)

Reconcilations regarding to EBITDA

	6 months period ended at 30 June 2023	3 months period ended at 30 June 2023	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022

Profit for the year	5,976,752	3,160,351	2,661,092	1,858,182

Add/(Less):

Income tax expenses	1,235,747	495,926	70,143	(75,850)
Other operating income	(6,888,941)	(5,648,255)	(3,547,729)	(1,933,710)
Other operating expense	327,776	157,674	190,496	70,613
Investment income	(3,431,990)	(2,898,477)	(1,096,224)	(797,041)
Investment expense	50,375	26,948	—	—
Financial income	(2,575,075)	(2,570,441)	(848,936)	(776,675)
Financial expense	15,920,962	13,812,122	7,264,061	4,153,364
Depreciation, amortization and impairment losses	5,673,265	2,987,429	4,564,655	2,480,131
Share of loss/(profit) of equity accounted investees	(7,185)	(767)	74,546	51,103
Consolidated EBITDA	16,281,686	9,522,510	9,332,104	5,030,117

4	RELATED PARTY DISCLOSURES

Transactions with related parties

Transactions with key management personnel

Key management personnel comprise the Group’s members of the Board of Directors and chief officers. There are no loans to key management personnel as of 30 June 2023 and 2022.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

The benefits paid and provided to key management personnel as of 30 June 2023 and 2022 are as follows:

	6 months period ended at 30 June 2023	3 months period ended at 30 June 2023	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022
Short-term benefits	123,298	54,368	72,672	41,549
Long-term benefits	772	450	612	348
Employee termination benefits	219	15	279	27
	124,289	54,833	73,563	41,924

Translated into English from the report originally issued in Turkish 16

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4	RELATED PARTIES (cont’d)

Transactions with other related parties

Material transactions with related parties as of 30 June 2023 and 2022 are as follows:

Revenues:	6 months period ended at 30 June 2023	3 months period ended at 30 June 2023	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022
Ziraat Bankası A.Ş. (“Ziraat Bankası”)(*)	466,956	443,364	27,601	12,717
Türk Telekom Mobil İletişim Hizmetleri A.Ş (“TT Mobil”)(*)	422,121	222,089	203,735	203,735
Türkiye Sigorta A.Ş. (“Türkiye Sigorta”)(*)	248,882	248,549	440	264
Türk Hava Yolları A.Ş. (“THY”)(*)	103,883	53,672	57,159	30,003
Enerji Piyasaları İşletme A.Ş. (“EPİAŞ”)(*)	82,416	56,300	70,737	21,529
Güneş Express Havacılık A.Ş. (“Sun Express”)(*)	52,089	28,743	18,729	11,299
Ziraat Katılım Bankası A.Ş. (“Ziraat Katılım”)(*)	50,223	49,411	2,932	2,429
Türk Telekomünikasyon A.Ş. (“Türk Telekom”) (*)	42,722	23,279	16,076	16,076
TVF İFM Gayrimenkul İnşaat ve Yönetim A.Ş. (*)	37,132	6,058	2,559	2,552
Türkiye Vakıflar Bankası TAO (“Vakıfbank”)(*)	27,891	13,529	8,597	4,246
Türksat Uydu Haberleşme Kablo TV ve İşletme A.Ş (“Türksat”)(*)	27,456	14,866	18,888	10,366
Türkiye Hayat ve Emeklilik A.Ş.(*)	10,630	5,422	5,009	2,800
Türkiye Halk Bankası A.Ş. (“Halkbank”) (*)	10,193	5,021	5,159	2,735
BIST (*)	8,858	739	2,907	616
TOGG (**)	3,486	2,198	42,760	30,796
Sofra (**)	1,268	552	740	293
Other	10,825	7,607	9,562	6,359
	1,607,031	1,181,399	493,590	358,815

Expenses:	6 months period ended at 30 June 2023	3 months period ended at 30 June 2023	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022
TT Mobil (*)	420,585	211,658	190,493	190,493
Türk Telekom (*)	431,627	235,321	257,412	257,412
EPİAŞ (*)	288,443	130,943	702,420	418,081
İstanbul Takas ve Saklama Bankası A.Ş. (“Takasbank”) (*)	77,456	47,858	19,999	13,439
Sofra (**)	44,682	20,909	16,674	7,847
Türksat (*)	35,184	13,818	33,869	18,280
Boru Hatları İle Petrol Taşıma A.Ş. (“BOTAŞ”)(*)	22,285	11,588	16,902	8,593
PTT (*)	14,057	7,774	9,488	4,797
Other	96,511	23,362	6,600	5,250
	1,430,830	703,231	1,253,857	924,192

(*) Related parties which TVF and the entities over which TVF has control directly or indirectly.

(*) Associates and joint ventures of the Group.

Translated into English from the report originally issued in Turkish 17

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4	RELATED PARTIES (cont’d)

Financial instruments

Financial instruments with related parties as of 30 June 2023 and 31 December 2022 are as follows:

	30 June 2023	31 December 2022
Time deposits	20,876,390	14,178,529
Demand deposits	740,783	234,117
Currency protected time deposit (*)	3,999,596	1,359,651
Receivables from reverse repo	—	3,704,160
Bank loans	(7,379,023)	(4,120,621)
Debt securities issued	(963,801)	(357,497)
Lease liabilities	(315,091)	(125,381)
Provision for impairment	(20,406)	(20,974)
	16,938,448	14,851,984

(*) The Group has converted its currency deposit account in Vakıfbank amounting to USD 72,941 and EUR 65,000 into currency protected TL time deposit accounts.

As of 30 June 2023, the amount of letters of guarantee given to the related parties is TL 260,167 (31 December 2022: TL 133,277).

Details of the time deposits at related parties as of 30 June 2023 and 31 December 2022 are as follows:

	30 June 2023	31 December 2022
Halkbank	7,951,217	5,140,582
Vakıfbank	6,026,663	5,748,392
Ziraat Katılım	3,647,839	1,285,994
Ziraat Bankası	3,250,671	2,003,561
	20,876,390	14,178,529

Details of time deposits as of 30 June 2023 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	30 June 2023
410,221	USD	4.7%	July - August 2023	10,609,093
227,157	EUR	3.0%	July - August 2023	6,402,989
3,848,216	TL	34.9%	July 2023	3,863,828
15	GBP	0.1%	July 2023	480
				20,876,390

Details of the bank borrowings at related parties as of 30 June 2023 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	30 June 2023
3,820,000	TL	12.1% - 17.4%	July 2023 - June 2024	3,945,117
1,055,925	TL	13.2% - 28.4%	July 2023 - May 2024	1,074,617
1,740,333	TL	16.8% - 25.2%	July 2023	1,748,301
507,300	TL	13.6% - 17.3%	July 2023 - September 2023	529,426
75,000	TL	14.8% - 29.1%	August 2023 - April 2025	81,562
				7,379,023

Translated into English from the report originally issued in Turkish 18

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4	RELATED PARTIES (cont’d)

Financial instruments (cont’d)

Details of the debt securities at related parties as of 30 June 2023 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	30 June 2023
915,000	TL	23.0% - 35.0%	July 2023 -September 2023	963,801
				963,801

Details of the lease liabilities at related parties as of 30 June 2023 are as follows:

Currency	Effective Interest Rate	Maturity	30 June 2023
EUR	0.3% - 3.7%	2023 - 2025	52,940
TL	12.5% - 44.5%	2023 - 2036	262,151
			315,091

Interest income from related parties

	6 months period ended at 30 June 2023	3 months period ended at 30 June 2023	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022
Vakıfbank	626,812	409,684	214,299	164,382
Halkbank	117,208	59,527	28,617	18,913
Ziraat Bankası	67,049	25,221	33,365	23,496
Ziraat Katılım	27,874	16,990	4,652	—
Other	58	—	7	8
	839,001	511,422	280,940	206,799

Interest expenses from related parties

	6 months period ended at 30 June 2023	3 months period ended at 30 June 2023	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022
Vakıfbank	219,508	131,918	59,274	41,489
Ziraat Bankası	46,063	25,100	17,818	15,504
Halk Varlık Kiralama A.Ş. (“Halk Varlık Kiralama”)	43,244	22,507	11,541	3,022
Halkbank	2,929	1,574	—	—
Ziraat Katılım	2,364	1,035	—	—
Other	601	581	65	29
	314,709	182,715	88,698	60,044

Revenue from related parties are generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPİAŞ are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAŞ are related to infrastructure services; transactions between the Group and Halkbank, Halk Varlık Kiralama, Ziraat Bankası, Ziraat Yatırım and Vakıfbank are related to banking services; transactions between the Group and Türksat and Türk Telekom Entities are related to telecommunication services; transactions between the Group and Borsa İstanbul (BIST) are related to stock market services. Receivables from related parties are not collateralized.

Translated into English from the report originally issued in Turkish 19

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

5	PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the year ended 30 June 2023, are as follows:

Cost	1 January 2023	Addition	Disposals	Transfer	Impairment /reversal	Foreign currency translations	30 June 2023
Network infrastructure (All operational)	40,979,209	1,213,775	(266,910)	1,903,664	—	4,199,707	48,029,445
Land and buildings	1,791,457	35,047	(2,107)	(422)	—	29,069	1,853,044
Equipment, fixtures and fittings	1,399,322	56,478	(23,486)	9,894	—	58,591	1,500,799
Motor vehicles	55,339	23,646	(37)	186	—	4,644	83,778
Leasehold improvements	350,441	24,169	—	(94)	—	6,329	380,845
Electricity production power plant	103,750	—	—	—	—	—	103,750
Construction in progress	1,671,605	3,885,502	(21,813)	(1,942,444)	918	220,425	3,814,193
	46,351,123	5,238,617	(314,353)	(29,216)	918	4,518,765	55,765,854

Accumulated depreciation and impairment
Network infrastructure (All operational)	22,690,168	1,928,114	(215,625)	—	4,664	3,047,294	27,454,615
Buildings	491,620	43,231	(893)	—	(219)	18,256	551,995
Equipment, fixtures and fittings	888,913	113,202	(16,049)	—	(14)	50,502	1,036,554
Motor vehicles	53,617	3,163	—	—	—	4,501	61,281
Leasehold improvements	315,598	7,808	—	—	—	5,503	328,909
Electricity production power plant	7,163	2,357	—	—	—	—	9,520
	24,447,079	2,097,875	(232,567)	—	4,431	3,126,056	29,442,874

Property, plant and equipment, net	21,904,044	3,140,742	(81,786)	(29,216)	(3,513)	1,392,709	26,322,980

Depreciation expenses and impairment for the six month interim period ended 30 June 2023 amounting to TL 2,101,388 are recognized in cost of revenue.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Impairment losses on property, plant and equipment for the six month interim period ended 30 June 2023 are TL 3,513 and are recognized under depreciation expenses

Translated into English from the report originally issued in Turkish 20

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

6	INTANGIBLE ASSETS

The movements of intangible assets for the period ended 30 June 2023 are as follows:

Cost	1 January 2023	Additions	Disposals	Transfer	Impairment	Foreign currency translations	30 June 2023
GSM and telecommunication licenses	10,919,827	2,574,149	(853)	(4,998)	—	1,317,374	14,805,499
Computer softwares	18,686,939	2,513,668	(34,005)	168,466	—	472,107	21,807,175
Transmission line softwares	89,807	200	—	—	—	—	90,007
Indefeasible right of usage	169,467	1,179	—	—	—	—	170,646
Brand name	13,893	53	—	107	—	2,835	16,888
Customer base	15,512	—	—	—	—	—	15,512
Goodwill	48,421	—	—	—	—	—	48,421
Subscriber acquisition cost	9,150,583	1,735,516	—	—	—	180,342	11,066,441
Electricity production power plant	182,881	—	—	—	—	—	182,881
Other	368,637	63,603	(4,215)	(3,187)	—	4,693	429,531
Construction in progress	14,783	135,610	(70)	(131,172)	—	26,767	45,918
	39,660,750	7,023,978	(39,143)	29,216	—	2,004,118	48,678,919
Accumulated amortization
GSM and telecommunication licenses	6,295,310	476,556	(853)	(5,146)	—	630,719	7,396,586
Computer softwares	10,648,508	1,119,504	(34,005)	5,316	2,346	330,644	12,072,313
Transmission line softwares	74,302	1,973	—	—	—	—	76,275
Indefeasible right of usage	80,353	5,992	—	—	—	—	86,345
Brand name	7,190	26	—	—	—	65	7,281
Customer base	13,959	218	—	—	—	—	14,177
Subscriber acquisition cost	4,550,936	911,623	—	—	—	105,527	5,568,086
Electricity production power plant	3,382	4,534	—	—	—	—	7,916
Other	244,803	35,194	(21)	(170)	18	1,128	280,952
	21,918,743	2,555,620	(34,879)	—	2,364	1,068,083	25,509,931

Intangible assets, net	17,742,007	4,468,358	(4,264)	29,216	(2,364)	936,035	23,168,988

Amortization expenses and impairment on intangible assets for the six month interim period ended 30 June 2023 amounting to TL 2,557,984 are recognized in cost of revenue. Impairment losses on intagible assets for the six month interim period ended 30 June 2023 are TL 2,364 and are recognized under depreciation expenses. Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated computer software for the six month interim period ended 30 June 2023 amounting to TL 484,568.

Translated into English from the report originally issued in Turkish 21

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

7	RIGHT-OF-USE ASSETS

Closing balances and depreciation and amortization expenses of right of use assets for the years ended 30 June 2023 are as below:

	Site Rent	Building	Network equipment	Vehicle	Right of way	License	Other	Total

Balance at 1 January 2023	1,698,248	316,179	51,291	88,141	159,984	628,890	119,565	3,062,298
Depreciation and amortization charge for the year	(544,450)	(64,523)	(218,057)	(29,110)	(17,199)	(66,942)	(73,626)	(1,013,907)
Balance at 30 June 2023	1,942,720	377,883	269,400	74,621	176,622	800,733	149,390	3,791,369

As of 30 June 2023, right of use assets are amounting to TL 1,404,644 are capitalized by the Company. Interest expenses on lease liabilities for the six month ended 30 June 2023 is TL 329,025; depreciation expense are TL 1,013,907 recognized under cost of sales.

Translated into English from the report originally issued in Turkish 22

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES

Turkcell’s Contingent Assets and Liabilities

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company as of the six month interim period ended 30 June 2023.

Disputes on Special Communication Tax

Restructuring Act Compensation Lawsuit regarding the SCT for the term 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The Tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. This case was finalized in favor of the Company. Thereupon the Company, has applied to the Tax Office for restructuring the SCT assessment for the year 2011 and for compensation for the loss. The Tax Office, rejected this application tacitly. The Company filed a lawsuit for the cancellation of the tacit rejection of the restructure request of the SCT assessment with tax penalty for the period 2011 within the scope of Law No. 6736 and request of collection of TL 47,405 principal receivable and TL 36,000 damage accrued with a deferment interest until the collection date. The Court partially accepted the case; and decided to cancel the tacit rejection act for the TL 47,269 part, and to return this amount to the Company together with the interest to be calculated at the deferred interest rate determined in accordance with the Law No. 6183 as of the collection date. The parties appealed the decision before Regional Administrative Court regarding the parts against them. Regional Administrative Court rejected the parties’ appeal requests. The Company will appeal the against part of the decision in due time.

Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. As a result of the investigation the Competition Board rejected the claims that the Company determined the resale price. But with the same decision, The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company forced its sub dealers to actual exclusivity. The Company filed a lawsuit on 8 December 2011 for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision, but the Council of State Plenary Session of the Chambers for Administrative Cases decided to approve the first instance court’s decision. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company has not made any payments and filed a lawsuit for the stay of execution and cancellation of the payment order. The Court accepted the case. The Large Taxpayers Office appealed the decision. As a result of the appeal process, due to the reverse decision of the Council of State about the first instance court decision, the case file was sent to the first instance court. The Court rejected the case. The Company appealed the decision. The Council of State approved the decision of the first instance court. The Company applied for the correction of the decision.

TL 47,780 part of the administrative fine amounting to 91,942 TL has been deducted from the receivables that the Company has earned in the case of cancellation of the application for restructuring the 2011 SCT assessment within the scope of Law No. 6736 in 2021. The remaining TL 44,162 part of the administrative fine was paid in April 2022 upon the request of the administration. Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to three times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly.

Translated into English from the report originally issued in Turkish 23

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)

Disputes regarding the Law on the Protection of Competition (cont’d)

Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, the court decided to reject the case in favor of the Company, at the hearing on 12 June 2019. The plaintiff appealed the case before Regional Court of Justice. The Regional Court of Justice decided to revoke the decision of the first instance court, stating that a new decision should be made after the procedural actions within the scope of the file were re-executed and the expert report was received. During the hearing of the case dated June 22, 2022, the court partially accepted the case and ruled reimbursement of TL 215,555 (three times of the actual damage of TL 71,851 loss pursuant to the Act on Protection of Competition, including TL 40,600 previous year loss, TL 14,335 fixed asset loss, TL 14,163 leasing, exchange difference and financing loss, and TL 2,751 profit loss) together with the discount interest applicable from the date of the case to Demirören Dağıtım Satış Pazarlama Matbaacılık ve Tahsilat Sistemleri A.Ş (“Demirören”), June 2012, and partially rejected the case for the remaining part.

The reasoned decision notified to the Company. Demirören made the decision the subject of enforcement proceedings. The Company appealed the decision before Regional Court of Justice and has suspended the execution proceedings until the appeal proceedings are concluded by submitting a letter of guarantee to the file. Also Demirören appealed the decision before Regional Court of Justice and The Company replied this appeal in due time. An application for complaint has been filed by the Company with the request for cancellation of the enforcement order and the enforcement proceedings initiated by Demirören. The court decided to accept the Company’s complaint and cancelled the interest charge of TL 34,141 requested in the enforcement order. As a result of the appeal examination made by the Regional Court of Appeal, the Company’s appeal request was accepted and the decision of the first instance court was revoked. The file was returned to the first instance court for a re-decision within the scope of the removal decision, and the appeal request of Demirören were not examined at this stage. In line with the removal decision, the court of first instance has decided to send the file to a new expert committee.

Among these cases, in the case filed for the compensation of total TL 500 material damages together with compensation amounting to three times of the damage and interest, the expert report has been submitted to its file, and the Company has submitted its statements and objections regarding the report in due time. In accordance with our objections, The Court decided to obtain an expert report from a new expert committee. The other case is pending.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that the Company determined the resale price. The Council of State cancelled this part of the aforementioned Competition Board decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply additional administrative fine amounting to TL 91,942 on the Company for 2019. The Company has taken all legal actions by requesting the cancellation of the aforementioned decision and its withdrawal by the Competition Authority. The Competition Authority accepted some of the objections of the Company and reduced the administrative fine to TL 61,294 with its decision. The aforementioned fine that amount of TL 61,294 was paid with twenty five percent discount on 9 April 2020, in the amount of TL 45,971. Then, a lawsuit was filed on 10 April 2020 for cancellation of the aforementioned administrative fine. The hearing was held on 19 January 2021 in this case. The Court rejected the case. The Company appealed the case before Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending.

Translated into English from the report originally issued in Turkish 24

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)

Turkcell’s Contingent Assets and Liabilities (cont’d)

Disputes regarding the Law on the Protection of Competition – Investigation on gentleman’s agreements for the labour market

On May 07, 2023, the Company received the Investigation Report concerning an inquiry by the Competition Authority to determine if there has been a breach of Article 4 of Law No. 4054 on the Protection of Competition, regarding any gentlemen’s agreements for the labor market. The report, which includes the viewpoints and findings of the Investigation Panel is non-binding and doesn’t predetermine the Competition Board’s final decision. The Company has already submitted its second written pleading addressing the findings noted in the Investigation Report to the Authority.

The evaluation process by the Competition Authority is still in progress and The Company retains the right to submit a third written pleading and present oral arguments in the forthcoming stages.

ICTA Investigation Regarding the R&D Obligations

The ICTA has initiated various investigations and may initiate new investigations to examine whether the obligations arising from the relevant legislation regarding the procurement of a certain portion of the investments related to the electronic communication network and communication services from suppliers with R&D centers in Turkey, a certain portion from products manufactured in Turkey by SMEs established to develop products/systems in Turkey, and a certain portion from products determined to be domestic goods certified are fulfilled. As a result of this investigation, a total administrative fine of TL 49,170 has been imposed to date. The aforementioned administrative fines were paid in 2021 with a discount of TL 36.877 (1/4) by taking advantage of the early payment discount, but several lawsuits were filed for the cancellation of the fines. All of the lawsuits were finalized against the Company at the first instance court, but the Company appealed within the time limit.

ICTA – Investigation on 3G and 4.5G Service Quality Obligations

ICTA initiated an investigation to examine whether the 2018 Q4 – 2019 Q3 term notifications meet the criteria and target values defined in the service quality legislation and whether or not our obligations about the service quality criteria which is set in the IMT Certificate of Authority have been fulfilled. As a result of the investigation ICTA has decided to impose an administrative fine of TL 3,622 to the Company. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as TL 2,716 with taking on the account the early payment discount (1/4).

After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed five separate lawsuits in total for the cancellation of the related transactions and administrative fines. The cases are pending.

ICTA – Inspection on Service Quality (2020 Q2)

ICTA initiated an investigation due to exceeding the target value determined for “Call Failure Rate” and “Call Blocking Rate” criteria. As a result of the investigation ICTA has decided to impose an administrative fine of TL 568 to the Company. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as TL 426 with taking on the account the early payment discount (1/4). After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine. The Court rejected the case. The Company appealed the decision before Regional Administrative Court in due time. The appeal process is pending.

Translated into English from the report originally issued in Turkish 25

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)

Turkcell’s Contingent Assets and Liabilities (cont’d)

Refunds Investigation

As a result of the investigation initiated to examine the compliance of the activities carried out within the scope of the Board Decisions dated 01 March 2018 and numbered 2018/DK-THD/58(Board Decision on Refunds to Subscribers), dated 12 April 2018 and numbered 2018/DK-THD/116(Refund/Use of Remaining Amount on Prepaid Lines) and dated 16 April 2018 and numbered 2018/DK-THD/123(Transferring Non-refundable Amounts on Prepaid Lines as Universal Service Contribution),

(i)	The ICTA has decided that the unpaid TL 412 will be transferred to the Ministry, along with the late fee from April 14, 2020 and inform the ICTA about this transfer.
(ii)	The ICTA has decided to transfer the TL 161 that could not be refunded to subscribers regarding the period between 27.04.2017-31.05.2018, which were not fully paid to the Ministry. The ICTA has also decided to transfer the refund amounts related to the period between 01.04.2010-27.04.2017 -along with the late fee from July 28, 2020- and to inform the ICTA about this matter.
(iii)	The ICTA has decided to impose an administrative fine of TL 5,680 in total.

The fine, which was notified to the Company on 2 January 2023, was paid as TL 4,260 (1/4 discounted) on 31 January 2023 by taking advantage of the early payment discount. Additionally, an application (İYUK 11) was made to the ICTA with request for re-evalutaion and revocation of the decison and tacitly rejected by not responding in due time by ICTA. The Company filed two separate lawsuits for the cancellation of the related transaction and administrative fine. The cases are pending. On the other hand, the amount stated to have been underpaid in the Board Decision was deposited to the Ministry’s account with reservation on 18 May 2023 with a total amount of 98,333 TL together with default interest and the ICTA was informed about the payment.

Sub-Agency/Dealership Investigation

As a result of examinations carried out by the ICTA due to large number of complaints from consumers who were victimized by being called illegally, the ICTA started an investigation to determine whether sub-dealers were used. As a result of the investigation, the ICTA decided to impose a TL 834 administrative fine on the Company. The fine, which was notified to the Company on 26 January 2023, was paid as TL 625 (1/4 discounted) on 24 February 2023 by taking advantage of the early payment discount. Additionally, an application (İYUK 11) was made to the ICTA with request for re-evalutaion and revocation of the decison and tacitly rejected by not responding in due time by ICTA. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine. The case is pending.

Fizy Service Investigation

The ICTA initiated an investigation to examine the «Fizy» Service, in the scope of service delivery, the information given to the consumers, the purchasing methods and the complaints selected as examples. As a result of the investigation; (i) the ICTA has decided to impose an administrative fine of TL 1,682 on the Company, (ii) the ICTA has decided to give a warning to the Company due to the implementation of the double opt-out method in the cancellation process of consumers, (iii) the ICTA has also decided that the additional amounts reflected to subscribers due to the aforementioned violations will be refunded to consumers within the framework of the relevant legislation. The fine, which was notified to the Company on 26 January 2023, is planned to be paid as TL 1,262 (1/4 discounted) on 24 February 2023 by taking advantage of the early payment discount. Additionally, an application (İYUK 11) has been made to the ICTA with request for re-evalutaion and revocation of the decison. In addition, the amount to be refunded under the aforementioned Board Decision is calculated as TL 3.036 and refund transactions were completed.

Translated into English from the report originally issued in Turkish 26

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)

Turkcell’s Contingent Assets and Liabilities (cont’d)

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The Court rejected the cases. The Company appealed the decisions before the Regional Administrative Court. On the other hand, additional TL 13,465 for 2018/December was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

On the other hand, mobile payment services provided by Turkcell Ödeme were investigated within the scope of the Law No. 6493 and secondary legislation issued pursuant to this Law. As a result of the investigation, an administrative fine was imposed on Turkcell Ödeme in the amount of TL 18,763. Turkcell Ödeme filed a lawsuit for the cancellation of the aforementioned administrative fine. The hearing was held on 30 December 2020 in this case. The Court decided to accept the case in favor of the Company and cancelled the administrative fine subject to the case. The defendant appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. As a result of the appeal examination made by the Regional Court of Appeal, the defendant’s appeal request was accepted and the decision of the first instance court was revoked. Within the scope of the Law No. 7440 on the Restructuring Some Receivables and Amending Some Laws, a restructuring application has been filed for the administrative fine which is the subject of the lawsuit. The administrative fine restructured by paying TL 1.443 on 31 July 2023. The court decided there is no need to make a decision regarding the essence of the case, due to waiving the case according to the Law No. 7440.

While this case was ongoing, the Tax Office sent a payment order for collection of the aforementioned administrative fine. Turkcell Ödeme filed a lawsuit for the cancellation of the payment order. The Court accepted the case and cancelled the payment order. Tax office appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The Regional Administrative Court, rejected the appeal request of the Tax Office in favor of the Company. The defendant appealed the decision before the Council of State. The Company replied this request in due time. The appeal process is pending.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as improbable on some of the aforementioned lawsuits and investigations, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 30 June 2023 (31 December 2022: TL 4,629).

Translated into English from the report originally issued in Turkish 27

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

9	COMMITMENTS
(a)	Bank loans and guarantees given:

Collaterals, pledges and mortgages (“CPM”) given by the Group as of 30 June 2023 and 31 December 2022 are as follows:

	30 June 2023					31 December 2022
	TL Equivalents	TL	USD	EUR	UAH	TL Equivalents	TL	USD	EUR	UAH

A. CPM’s given in the behalf of own Company	7,448,019	3,345,926	14,804	132,119	184	5,871,529	3,102,872	14,628	125,159	208
Collateral	7,448,019	3,345,926	14,804	132,119	184	5,871,529	3,102,872	14,628	125,159	208
Pledge	—	—	—	—	—	—	—	—	—	—
Mortgages	—	—	—	—	—	—	—	—	—	—
B. CPM’s given on behalf of the fully consolidated subsidiaries	3,936,123	—	26,669	28,032	3,481,128	3,204,246	—	42,025	32,028	3,481,128
Collateral	3,936,123	—	26,669	28,032	3,481,128	3,204,246	—	42,025	32,028	3,481,128
Pledge	—	—	—	—	—	—	—	—	—	—
Mortgages	—	—	—	—	—	—	—	—	—	—
C. CPM’s given on behalf of third parties or ordinary course of business	894,286	894,286	—	—	—	748,536	748,536	—	—	—
Collateral	894,286	894,286	—	—	—	748,536	748,536	—	—	—
Pledge	—	—	—	—	—	—	—	—	—	—
Mortgages	—	—	—	—	—	—	—	—	—	—
D. Total amount of other CPM’s given	—	—	—	—	—	—	—	—	—	—
i. Total amount of CPM’s given on behalf of the parent	—	—	—	—	—	—	—	—	—	—
Collateral	—	—	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—	—	—
Mortgages	—	—	—	—	—	—	—	—	—	—
ii.Total amount of CPM’s given on behalf of the Group companies which are not in scope of B and C	—	—	—	—	—	—	—	—	—	—
Collateral	—	—	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—	—	—
Mortgages	—	—	—	—	—	—	—	—	—	—
iii.Total amount of CPM’s given on behalf of third parties which are not in scope of C	—	—	—	—	—	—	—	—	—	—
Collateral	—	—	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—	—	—
Mortgages	—	—	—	—	—	—	—	—	—	—
Total CPM	12,278,428	4,240,212	41,473	160,151	3,481,312	9,824,311	3,851,408	56,653	157,187	3,481,336

Translated into English from the report originally issued in Turkish 28

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

9	COMMITMENTS (cont’d)
(b)	Purchase commitments

As of 30 June 2023, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 4,459,316 (31 December 2022: TL 3,927,476). Payments for these commitments will be made within 3 years.

BeST has an investment commitment covers the years 2022-2032 with a total investment amount of not less than USD 100,000 in accordance with the aggreement which signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 30 June 2023, the remaining investment commitment is amounting to USD 97,643 (TL equaivalent of 2,521,450)

10	FINANCIAL INCOME AND EXPENSES

Financial income for the six month interim 30 June 2023 and 2022 are as follows:

	6 months period ended at 30 June 2023	3 months period ended at 30 June 2023	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022
Fair value gains and interest on derivative instruments, net	2,488,193	2,488,193	672,027	672,027
Gain on cash flow hedges reclassified to profit or loss	74,265	74,265	32,365	32,365
Other interest income	12,617	7,983	144,544	72,283
	2,575,075	2,570,441	848,936	776,675

Financial expenses for the six month interim periods 30 June 2023 and 2022 as follows:

	6 months period ended at 30 June 2023	3 months period ended at 30 June 2023	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022
Foreign exchange losses, net (*)	(13,647,176)	(12,527,450)	(5,920,187)	(3,420,062)
Interest expenses from financial assets and liabilities measured at amortized cost	(2,212,889)	(1,300,423)	(1,226,084)	(674,468)
Fair value and interest gain from derivatives instruments, net	—	33,157	—	11,955
Gain on cash flow hedges reclassified to profit or loss	—	22,923	—	—
Other	(60,897)	(40,329)	(117,790)	(70,789)
	(15,920,962)	(13,812,122)	(7,264,061)	(4,153,364)

(*) Net foreign exchange losses within financial expenses mainly consist of foreign exchange loss from bank borrowings and issued debt instruments as of 30 June 2023.

Translated into English from the report originally issued in Turkish 29

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

11	OTHER OPERATING INCOME AND EXPENSES

Other operating income for the six month interim period ended 30 June 2023 and 2022 are as follows:

	6 months period ended at 30 June 2023	3 months period ended at 30 June 2023	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022
Foreign exchange gain, net	5,446,627	4,798,213	2,967,007	1,619,519
Interest income from time deposits with maturity of less than 3 months	879,331	457,575	394,713	238,596
Interest income from overdue payments	179,331	97,332	103,910	50,900
Discount income	43,925	25,362	—	—
Other	339,727	269,773	82,099	24,695
	6,888,941	5,648,255	3,547,729	1,933,710

Other operating expenses for the six month interim period ended 30 June 2023 and 2022 are as follows:

	6 months period ended at 30 June 2023	3 months period ended at 30 June 2023	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022
Donation expenses	(143,630)	(38,758)	(50,124)	(16,710)
Litigation provision and penalty expenses	(88,308)	(83,383)	(22,560)	(13,231)
Restructuring expenses	(28,050)	—	(3,606)	(1,656)
Revaluation of fixed asset dismantling, moving and restoration	(13,414)	(9,776)	(8,399)	(4,103)
Revaulation tax expense (*)	(1,790)	(621)	(34,060)	(34,060)
Discount expenses	—	—	(49,487)	5,488
Supplementary contributions to retailers	—	—	(1,649)	—
Other	(52,584)	(25,136)	(20,611)	(6,341)
	(327,776)	(157,674)	(190,496)	(70,613)

(*) It consists of 2% tax expense paid over the value increase resulting from the revaluation of the properties and depreciable economic assets which are registered in statutory books.

Translated into English from the report originally issued in Turkish 30

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

12	INVESTMENT INCOME AND EXPENSES

Investment income for the six month interim period ended 30 June 2023 and 2022 are as follows:

	6 months period ended at 30 June 2023	3 months period ended at 30 June 2023	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022
Fair value difference of financial investments	2,173,524	1,746,048	617,774	469,205
Foreign exchange gain, net	1,069,410	1,030,541	224,403	149,297
Interest income on financial investments	144,149	98,754	34,322	19,073
Discount income on consideration in relation to acquisition of BeST	—	—	175,977	137,789
Gain on sales of fixed asset, net	37,754	20,092	39,153	18,781
Other	7,153	3,042	4,595	2,896
	3,431,990	2,898,477	1,096,224	797,041

Investment expenses for the six month interim period ended 30 June 2023 and 2022 as follows:

	6 months period ended at 30 June 2023	3 months period ended at 30 June 2023	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022
Discount expense on consideration in relation to acquisition of BeST	(50,375)	(26,948)	—	—
	(50,375)	(26,948)	—	—

13	INVESTMENTS VALUED BY EQUITY METHOD

Joint Ventures and Associates

The net asset amounts corresponding on Group’s shares of the investments valued by equity method in the condensed consolidated statement of financial position are as follows:

a) Joint Ventures

	30 June 2023	31 December 2022
Sofra	2,757	6,421

b) Associates

	30 June 2023	31 December 2022
TOGG	1,127,371	1,116,522

The movement of investments valued by equity method is as follows:

	30 June 2023	30 June 2022
Opening balance	1,122,943	678,584
Shares of profit /(loss) from investments valued by equity method	7,185	(74,546)
Contribution to share capital	—	389,275
Closing balance	1,130,128	993,313

Translated into English from the report originally issued in Turkish 31

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14	INCOME TAXES

Effective tax rates for the six and three month interim periods ended 30 June 2023 17% and 14% (2022: 3% and (4%)) respectively. On 22 April 2021, a temporary article is added to the Türkiye’s Corporate Tax Law No. 5220 which was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law from the current 20% rate to 25% for the tax year 2021 and to 23% rate for the tax year 2022; the change took effect on the Law’s date of publication. It is expected to continue with %20 afterwards. However, with the publication of the Law No. 7394 in the Official Gazette dated 15 April 2022, banks, consumer finance companies, factoring and financial leasing companies, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies The corporate tax rate for pension companies has been permanently increased to 25%, and this change will be valid for returns to be submitted after 1 July 2022.

Tax advantages obtained under investment incentive system:

As of 30 June 2023, the Group does not have tax advantages under investment incentive system (31 December 2022: None)

Translated into English from the report originally issued in Turkish 32

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15	REVENUE

Revenue for the periods ended 30 June 2023 and 2022 are as follows:

	6 months period ended 30 June
	Turkcell Türkiye		Turkcell International		Techfin		Other		Inter-segment Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Telecommunication services	28,279,339	16,153,574	3,845,211	2,749,560	—	—	—	—	(73,044)	(45,960)	32,051,506	18,857,174
Equipment related revenue	2,008,565	1,043,877	86,523	55,810	—	—	2,266,123	1,678,831	(6,857)	(17,023)	4,354,354	2,761,495
Revenue from finance sector operations	—	—	—	—	1,403,515	766,810	—	—	(110,499)	(53,988)	1,293,016	712,822
Call center revenue	93,603	40,934	26,242	21,422	—	—	590,774	363,262	(97,859)	(48,066)	612,760	377,552
Other sales revenue	200,019	88,222	98,160	79,564	—	—	752,065	1,148,805	(435,041)	(853,562)	615,203	463,029
Total	30,581,526	17,326,607	4,056,136	2,906,356	1,403,515	766,810	3,608,962	3,190,898	(723,300)	(1,018,599)	38,926,839	23,172,072

	3 months period ended 30 June
	Turkcell Türkiye		Turkcell International		Techfin		Other		Inter-segment Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Telecommunication services	15,691,306	8,651,764	2,081,128	1,403,929	—	—	—	—	(43,954)	(21,673)	17,728,480	10,034,020
Equipment related revenue	1,246,884	651,830	43,359	27,054	—	—	1,266,422	986,829	(6,345)	(15,814)	2,550,320	1,649,899
Revenue from finance sector operations	—	—	—	—	797,456	413,960	—	—	(61,753)	(30,715)	735,703	383,245
Call center revenue	47,392	22,443	14,111	8,781	—	—	307,872	161,749	(49,641)	(25,448)	319,734	167,525
Other sales revenue	105,232	50,883	48,767	39,970	—	—	346,906	642,754	(184,161)	(491,240)	316,744	242,367
Total	17,090,814	9,376,920	2,187,365	1,479,734	797,456	413,960	1,921,200	1,791,332	(345,854)	(584,890)	21,650,981	12,477,056

Translated into English from the report originally issued in Turkish 33

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15	REVENUE (cont’d)
	30 June 2023
	Turkcell Türkiye	Turkcell International	Techfin	Other	Inter-segment eliminations	Consolidated
Telecommunication Services	28,279,339	3,845,211	—	—	(73,044)	32,051,506
- At a point in time	180,739	27,943	—	—	—	208,682
- Over time	28,098,600	3,817,268	—	—	(73,044)	31,842,824
Equipment Related	2,008,565	86,523	—	2,266,123	(6,857)	4,354,354
- At a point in time	1,903,911	86,523	—	2,266,123	(6,857)	4,249,700
- Over time	104,654	—	—	—	—	104,654
Revenue from Finance Sector Operations	—	—	1,403,515	—	(110,499)	1,293,016
- At a point in time	—	—	692,278	—	(110,492)	581,786
- Over time	—	—	711,237	—	(7)	711,230
Call Center	93,603	26,242	—	590,774	(97,859)	612,760
- At a point in time	—	—	—	—	—	—
- Over time	93,603	26,242	—	590,774	(97,859)	612,760
Other	200,019	98,160	—	752,065	(435,041)	615,203
- At a point in time	244	11,859	—	35,709	(245)	47,567
- Over time	199,775	86,301	—	716,356	(434,796)	567,636
Total	30,581,526	4,056,136	1,403,515	3,608,962	(723,300)	38,926,839
- At a point in time	2,084,894	126,325	692,278	2,301,832	(117,594)	5,087,735
- Over time	28,496,632	3,929,811	711,237	1,307,130	(605,706)	33,839,104

	30 June 2022
	Turkcell Türkiye	Turkcell International	Techfin	Other	Inter-segment eliminations	Consolidated
Telecommunication Services	16,153,574	2,749,560	—	—	(45,960)	18,857,174
- At a point in time	141,612	19,359	—	—	—	160,971
- Over time	16,011,962	2,730,201	—	—	(45,960)	18,696,203
Equipment Related	1,043,877	55,810	—	1,678,831	(17,023)	2,761,495
- At a point in time	952,049	55,810	—	1,678,831	(17,023)	2,669,667
- Over time	91,828	—	—	—	—	91,828
Revenue from Finance Sector Operations	—	—	766,810	—	(53,988)	712,822
- At a point in time	—	—	354,595	—	(53,988)	300,607
- Over time	—	—	412,215	—	—	412,215
Call Center	40,934	21,422	—	363,262	(48,066)	377,552
- At a point in time	—	—	—	—	—	—
- Over time	40,934	21,422	—	363,262	(48,066)	377,552
Other	88,222	79,564	—	1,148,805	(853,562)	463,029
- At a point in time	2,238	4,015	—	24,997	(2,237)	29,013
- Over time	85,984	75,549	—	1,123,808	(851,325)	434,016
Total	17,326,607	2,906,356	766,810	3,190,898	(1,018,599)	23,172,072
- At a point in time	1,095,899	79,184	354,595	1,703,828	(73,248)	3,160,258
- Over time	16,230,708	2,827,172	412,215	1,487,070	(945,351)	20,011,814

Translated into English from the report originally issued in Turkish 34

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

16	DERIVATIVE INSTRUMENTS

The fair value of derivative instruments at 30 June 2023 and 31 December 2022 are as follows:

	30 June 2023		31 December 2022
	Asset	Liability	Asset	Liability
Held for trading	2,612,887	85,209	794,399	131,074
Derivatives used for hedge accounting	1,412,379	36,813	1,199,843	21,432
Total	4,025,266	122,022	1,994,242	152,506

As of 30 June 2023, short-term derivative assets of TL 4,127,734 also includes a net accrued interest income of TL 102,468 and the short-term derivative liabilities of TL 115,965 also includes a net accrued interest income of TL 6,057.

As of 31 December 2022, short-term derivative assets of TL 2,032,416 also includes a net accrued interest income of TL 38,174 and the short-term derivative liabilities of TL 150,923 also includes a net accrued interest income of TL 1,583.

Translated into English from the report originally issued in Turkish 35

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

16	DERIVATIVE INSTRUMENTS (cont’d)

Derivatives used for hedge accounting

The notional amount and the fair value of derivatives used for hedging contracts at 30 June 2023 and 31 December 2022 are as follows:

	30 June 2023		31 December 2022
	Notional value		Notional value
Currency	in original currency	Fair value	in original currency	Fair value	Maturity date	Hedge ratio
Participating cross currency swap contracts
EUR Contracts	200,300	256,685	233,600	203,017	October 2025	01:01
EUR Contracts	44,384	50,176	50,711	53,612	April 2026	01:01
USD Contracts	146,830	625,466	165,478	560,982	April 2026	01:01
Cross currency swap contracts
RMB Contracts	94,655	307,353	108,148	256,943	April 2026	01:01
Interest rate swap contracts
USD Contracts	105,120	135,886	120,105	103,857	April 2026	01:01

Derivatives used for hedge accounting		1,375,566		1,178,411

Participating cross currency swap contracts amount of EUR 228,332 (2022: EUR 269,624) includes TL 1,243,844 (2022: TL 1,194,300 ) guarantees after Credit Support Annex (“CSA”) agreement.

Translated into English from the report originally issued in Turkish 36

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

16	DERIVATIVE INSTRUMENTS (cont’d)

Derivatives held for trading

The notional amount and the fair value of derivative contracts held for trading at 30 June 2023 and 31 December 2022 are as follows:

	30 June 2023			31 December 2022
	Notional value			Notional value
Currency	in original currency	Fair value	Maturity date	in original currency	Fair value	Maturity date
Cross currency swap contracts
USD Contracts	10,000	194,171	November 2025	18,858	243,287	March 2023 - November 2025
RMB Contracts	22,654	69,816	April 2026	25,883	57,482	April 2026
Currency swap contracts
USD Contracts	472,500	1,905,303	July 2023 - December 2023	377,435	7,673	January 2023 - June 2023
EUR Contracts	-	-	-	26,900	28,699	February 2023 - April 2023
FX swap contracts
USD Contracts	264,466	(69,892)	July 2023 - August 2023	357,451	(3,980)	January 2023
EUR Contracts	10,000	61,333	July 2023	-	-	-
RMB Contracts	-	-	-	148,422	1,864	January 2023
Participating cross currency swap contracts
USD Contracts	22,500	86,341	November 2025	27,000	75,051	November 2025
EUR Contracts	46,720	293,037	April 2026	53,380	254,040	April 2026
Interest rate swap contracts
USD Contracts	46,720	(12,431)	April 2026	53,380	(791)	April 2026
Derivatives held for trading		2,527,678			663,325

Translated into English from the report originally issued in Turkish 37

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

16	DERIVATIVE INSTRUMENTS (cont’d)

Fair value of derivative instruments and risk management

Fair value:

Hierarchy on the presentation of financial assets and liabilities at their fair values:

The fair values of financial assets and financial liabilities are determined and grouped as Level 1, Level 2, Level 3:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for determine fair value of asset or liability.

The table below provides information on fair value measurement of financial assets and liabilities:

	Fair value level	Valuation tecnique
a) Participating cross currency swap contracts	Level 3	Pricing models based on discounted cash flows calculated in-line with yield curves
b) Fx swap, currency, interest swap and option contracts	Level 2	Pricing models based on discounted cash flows calculated in-line with observable yield curves
c) Currency forward contracts	Level 2	Pricing models based on forward exchange rates at the reporting date

There were no transfers between fair value hierarchy levels during the year.

Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid- ask price range that were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 29,298 lower as of 30 June 2023 (31 December 2022: TL 15,892).

As of 30 June 2023, the Company has no financial assets and liabilities carried at fair value on a non-recurring basis.

The details of the movement between the opening and closing balances of derivative instruments with level 3 hierarchy are shown in the table below:

Participating cross currency swap contracts

	30 June 2023	31 December 2022
Opening balance	1,146,702	1,049,129
Cash flow effect	(687,770)	(1,124,027)
Total gain/loss
Recognized in profit or loss and other comprehensive income	852,773	1,221,600
Closing balance	1,311,705	1,146,702

Translated into English from the report originally issued in Turkish 38

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17	BORROWINGS

	30 June 2023	31 December 2022
Bank loans	13,392,414	8,760,854
Short-term unsecured bank loans	12,887,935	8,395,861
Short-term secured bank loans	504,479	364,993
Issued debt instruments	1,580,446	1,124,712

Lease liabilities	1,351,801	873,277

Current portion of long-term borrowings	7,552,585	4,955,284
Current portion of unsecured long-term bank loans	6,804,215	4,474,648
Current portion of secured long-term bank loans	748,370	480,636

Current portion of long-term issued debt instruments	1,390,415	1,007,120

Long-term bank loans	25,834,425	17,945,061
Long-term unsecured bank loans	22,288,688	15,653,822
Long-term secured bank loans	3,545,737	2,291,239

Long-term issued debt instruments	23,511,069	17,006,088

Long-term lease liabilities	2,584,693	2,181,954

	77,197,848	53,854,350

Translated into English from the report originally issued in Turkish 39

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17	BORROWINGS (cont’d)

The Company has used loans in accordance with the loan agreement previously signed with ING Bank N.V. and AB Svensk Exportkredit under the Swedish Export Credit Organization (“EKN”) insurance on 18 December 2020. As of 30 June 2023, the Company has used USD 4,819, USD 25,889 loan on 24 February 2023 and 22 May 2023, respectively, with a fixed interest rate of 1.53%.

The Company has used loans in accordance with the loan agreement previously signed with China Development Bank on 7 August 2020. As of 30 June 2023, the Company has used EUR 28,900, EUR 36,603 and EUR 26,854 loan on 8 February 2023, 29 May 2023 and 21 June 2023, respectively, with interest rate of 6M Euribor+2.29%.

Under CMB approval taken by The Company on 28 April 2023 for issuance of debt securities to TL 8,000,000, the Company has issued debt securities on 8 May 2023 amounting TL 330,320 with the maturity of 9 August 2023. The remained limit is TL 7,669,680 from 8,000,000 TL specified total limit.

Turkcell Ödeme has issued lease certificates amounting TL 150,000 on 3 May 2023 with the maturity of 2 August 2023 and amounting TL 150,000 on 7 June 2023 with the maturity of 12 September 2023.

As Turkcell Superonline, on 25 August 2022, within the framework of the capital market legislation, issuance of lease certificates based on management contracts, up to TL 1,000,000, in Turkish Lira, to be sold to dedicated and/or qualified investors in different amounts and time periods without being offered to the public in the country. CMB approval has been obtained for a period of one year. Within the aforementioned approval, the amount of TL 200,000 with a maturity of 13 December 2022 through Halk Varlık Kiralama on 13 September 2022, TL 200,000 with a maturity of 15 March 2023 through Halk Varlık Kiralama on 13 December 2022, TL 100,000 with a maturity of 5 July 2023 through Halk Varlık Kiralama on 5 January 2023. TL 150,000 with a maturity of 30 May 2023 through Halk Varlık Kiralama on 3 February 2023, TL 200,000 with a maturity of 26 July 2023 through Halk Varlık Kiralama on 15 March 2023 and TL 150,000 with a maturity of 6 September 2023 through Halk Varlık Kiralama on 30 May 2023 lease certificate issuances were made. On 21 June 2023, within the framework of the capital market legislation, one year for the issuance of lease certificates based on management contracts, up to TL 1,000,000, in Turkish Lira, to be sold to dedicated and/or qualified investors without being offered to the public in different amounts and time periods. CMB approval has been obtained to be valid for a period of time.

Turkcell Finansman has issued on 7 March 2023, debt securities amounting TL 250,000 with the maturity of 5 September 2023. The remained limit is TL 500,000 from TL 1,000,000 specified total limit.

Translated into English from the report originally issued in Turkish 40

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17	BORROWINGS (cont’d)

The details of loans as of 30 June 2023 and 31 December 2022 are as follows:

			30 June 2023			31 December 2022
	Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount (TL)	Payment period	Nominal interest rate	Carrying amount (TL)
Unsecured bank borrowings	EUR	Floating	2023-2028	Euribor+2.0%-Euribor+2.3%	20,865,378	2023-2028	Euribor+2.0%-Euribor+2.3%	13,673,783
Unsecured bank borrowings	TL	Fixed	2023 - 2025	11.5%-29.1%	12,329,622	2023	12.4%-38.0%	7,782,214
Unsecured bank borrowings	USD	Floating	2023-2026	Sofr+2.2%	4,727,870	2023-2026	Libor+1.7%-Libor+2.2%	3,982,309
Unsecured bank borrowings	UAH	Fixed	2023-2024	10.0%-20.0%	1,973,160	2023-2024	10.0%-21.0%	1,429,174
Unsecured bank borrowings	CNY	Fixed	2023-2028	5.2%-5.5%	1,588,384	2023-2028	3.7%-5.5%	1,485,067
Unsecured bank borrowings	EUR	Fixed	2023-2024	6.0%	290,078	-	-	-
Unsecured bank borrowings	USD	Fixed	2023-2026	2.6%	206,346	2023-2026	2.6%	171,784
Secured bank borrowings	USD	Fixed	2023-2032	1.5%-3.8%	3,459,626	2023-2032	1.5%-3.8%	2,119,044
Secured bank borrowings	USD	Floating	2023-2028	Sofr+0.6%-Sofr+1.6%	834,481	2023-2028	Libor+0.6% - Libor+1.6%	652,831
Secured bank borrowings	UAH	Fixed	2023	16.2%-16.4%	504,479	2023	16.4%-19.5%	364,993
Issued debt instruments	USD	Fixed	2023-2028	5.8%	24,901,484	2023-2028	5.8%	18,013,208
Issued debt instruments	TL	Fixed	2023	23.0%-35.0%	1,580,446	2023	20.3%-25.5%	1,124,712
Lease obligations	TL	Fixed	2023-2048	9.8%-45.0%	1,597,419	2023-2048	9.8%-45.0%	1,207,596
Lease obligations	UAH	Fixed	2023-2072	7.6%-47.7%	1,552,156	2023-2071	7.6%-47.7%	1,148,563
Lease obligations	BYN	Fixed	2023-2037	11.5%-20.0%	354,094	2023-2037	11.5%-20.0%	309,259
Lease obligations	EUR	Fixed	2023-2034	1.0%-11.0%	388,046	2023-2034	1.0%-10.3%	309,670
Lease obligations	USD	Fixed	2023-2052	3.9%-11.5%	44,779	2023-2052	3.9%-11.5%	80,143

					77,197,848			53,854,350

Translated into English from the report originally issued in Turkish 41

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS

Foreign currency risk

Foreign currency risk is the risk arising from the change in the value of any financial instrument depending on the change in the exchange rate. The main foreign currencies are USD, EUR and RMB that consist of the main risk for the Company. As of 30 June 2023, the Group’s exposure to foreign exchange risk, based on notional amounts, is presented at below table.

	30 June 2023
	TL Equivalent	USD	EUR	RMB
1. Trade receivables	1,225,878	19,569	25,593	—
2a. Monetary financial assets (Cash and banks accounts included)	37,299,224	881,653	509,413	53,578
2b. Non-monetary financial assets	—	—	—	—
3. Other	477,630	11,817	6,126	2
4. Current assets (1+2+3)	39,002,732	913,039	541,132	53,580
5. Trade receivables	—	—	—	—
6a. Monetary financial assets	—	—	—	—
6b. Non-monetary financial assets	—	—	—	—
7. Other	2,091	69	11	—
8. Non-current assets (5+6+7)	2,091	69	11	—
9. Total assets (4+8)	39,004,823	913,108	541,143	53,580
10. Trade payables	6,158,435	115,791	77,616	276,952
11. Financial liabilities	9,456,890	146,112	193,960	62,840
12a. Other monetary liabilities	95,397	1,324	2,174	—
12a. Other non-monetary liabilities	—	—	—	—
13. Short-term liabilities (10+11+12)	15,710,722	263,227	273,750	339,792
14. Trade payables	—	—	—	—
15. Financial liabilities	49,093,361	1,177,296	615,423	384,605
16a. Other monetary liabilities	981,768	38,019	—	—
16b. Other non-monetary liabilities	—	—	—	—
17. Long-term liabilities (14+15+16)	50,075,129	1,215,315	615,423	384,605
18. Total liabilities (13+17)	65,785,851	1,478,542	889,173	724,397
19. Net asset/(liability) position of off balance sheet derivative (19a-19b)	16,647,207	884,749	(235,000)	117,309
19a. Derivative assets	23,544,937	884,749	10,000	117,309
19b. Derivative liabilities	6,897,730	—	245,000	—
20. Loans defined as hedging instruments (*)	9,628,211	11,997	330,980	—
21. Net foreign currency asset/(liability) position (9-18+19+20)	(505,610)	331,312	(252,050)	(553,508)
22. Net asset/(liability) position of foreign currency monetary items	(505,610)	331,312	(252,050)	(553,508)

(*) Turkcell, the parent company of the Group, utilized a loan amounting to EUR 320,008 as a hedging instrument in order to hedge its net investment in subsidiary operating abroad from the foreign exchange risk arising from the translation into Turkish Lira. Foreign exchange gain/loss of this loan is reccognized amoung “net investment hedge gains/losses on a foreign operation” under equity to be deducted from the foreing exchange differences arising from the translation of the net investments in subsidiary operating abroad.

Translated into English from the report originally issued in Turkish 42

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (cont’d)

Sensitivity analysis

%10 strengthening/weakening of TL, UAH, BYN and EUR against the following currencies at 30 June 2023 would have increased/(decreased) profit or loss before taxation by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Exchange Rate Sensitivity Analysis Table
30 June 2023
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/(liability)	855,550	(855,550)	-	-
2- Hedged portion of USD risk (-)	-	-	(30,549)	30,549
3- USD net effect (1+2)	855,550	(855,550)	(30,549)	30,549

4- EUR net asset/(liability)	(709,622)	709,622	-	-
5- Hedged portion of EUR risk (-)	-	-	(30,891)	30,891
6- EUR net effect (4+5)	(709,622)	709,622	(30,891)	30,891

7- RMB net asset/(liability)	(196,490)	196,490	-	-
8- Hedged portion of RMB risk (-)	-	-	1,785	(1,785)
9- RMB net effect (7+8)	(196,490)	196,490	1,785	(1,785)
TOTAL (3+6+9)	(50,562)	50,562	(59,655)	59,655

The reform and replacement of benchmark interest rates such as USD LIBOR and other interbank offered rates (‘IBORs’) has become a priority for global regulators. As of 30 June 2023, the Company completed the amendments to the contractual terms of the USD LIBOR-referenced floating-rate debt and updating hedge designations.

In USD LIBOR transition, designated hedging relationship remained the same due to no changes to payment plans and fixed interest rates of the USD LIBOR-referenced floating-rate debt in relation to derivative transactions. Thus, no modification applied regarding transactions.

Impairment

Movements in the non-related party short-term and long-term allowance for doubtful receivables, are as follows at 30 June 2023 and 2022:

	Trade Receivables	Other Assets	30 June 2023
Opening balance	620,625	41,409	662,034
Period charge	480,156	5,318	485,474
Translation differences	44,539	5,723	50,262
Receivables written off	(407,080)	—	(407,080)
Amounts collected	(105,264)	(2)	(105,266)
Closing balance	632,976	52,448	685,424

	Trade Receivables	Other Assets	30 June 2022
Opening balance	624,263	13,387	637,650
Period charge	246,570	(707)	245,863
Translation differences	27,940	220	28,160
Receivables written off	(145,779)	—	(145,779)
Amounts collected	(109,985)	(3)	(109,988)
Closing balance	643,009	12,897	655,906

Translated into English from the report originally issued in Turkish 43

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (cont’d)

Impairment losses (cont’d)

Movement of allowance for doubtful receivables from finance sector operations are as follows at 30 June 2023 and 2022:

	30 June 2023	30 June 2022
Opening balance	89,917	92,094
Provision for impairment recognized during the period	63,901	40,227
Amounts collected	(28,301)	(26,869)
Receivables transferred with a transfer of claim aggrement (*)	(4,068)	(10,253)
Closing balance	121,449	95,199

(*)Turkcell Finansman signed a transfer of claim agreement with a debt management Company to transfer some of its doubtful receivables stemming from the years 2016 and 2022, Transferred doubtful receivables comprise of balances that Turkcell Finansman started legal proceedings for,

Movement of allowance for doubtful contract assets from goods and service contracts are follows at the end of the period 30 June 2023 and 2022:

	30 June 2023	30 June 2022
Opening balance	7,346	6,241
Provision for impairment recognized during the period	523	1,415
Closing balance	7,869	7,656

Fair values:

Hierarchy of financial assets and liabilities that recognized at fair value:

Methods and assumptions used in fair value measurement of derivative instruments are explained in Note 16.

Fair value of cash and cash equivalents and debt securities issued are classified as Level 1 and fair value of other financial assets and liabilities are classified as Level 2.

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature.

Financial liabilities:

As of 30 June 2023 and 31 December 2022; for the majority of the borrowings, the fair values are not materially different from their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature. The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	30 June 2023		31 December 2022
	Carrying amount	Fair Value	Carrying amount	Fair Value
Bank loans	33,387,010	31,135,878	22,900,345	21,453,658
Debt securities	24,901,484	23,240,195	18,013,208	16,573,025

Translated into English from the report originally issued in Turkish 44

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

19	FINANCIAL INVESTMENTS

The details of financial investments as of 30 June 2023 and 31 December 2022 are as follows:

	30 June 2023		31 December 2022
	Short-Term	Long-Term	Short-Term	Long-Term
Financial investments measured by amortized cost	697,399	—	748,665	—
- Time deposits with maturity more than three months (*)	697,399	—	748,665	—
Financial assets measured at fair value through profit or loss	8,118,017	301,377	4,034,897	258,627
- Currency protected time deposit (**)	8,118,017	—	4,034,897	—
- Investment funds (***)	—	301,377	—	258,627
Financial assets measured at fair value through other comprehensive income	1,628,363	2,773,833	—	1,850,830
- Debt securities issued (****)	1,628,363	2,773,833	—	1,850,830
	10,443,779	3,075,210	4,783,562	2,109,457

(*) Time deposits with maturity more than three months balance consists of blocked deposits amounting to TL 481,601 for the guarantee of Lifecell’s loans.

(**) Currency-protected time deposit accounts are classified as financial assets at fair value through profit or loss. The Group has converted its foreign currency deposit account amounting to USD 205,429 and EUR 83,300 into “Currency Protected TL Time Deposit Accounts”. Maturity of currency protected time deposit accounts is 1 year.

(***) Investment funds mainly include Turkcell GSYF, established by Re-Pie Portföy Yönetimi A.Ş., and its associate and financial assets which is carried at fair value and valuation differences are recognized in profit or loss.

(****) Listed debt securities issued are classified as financial assets at fair value through other comprensive income.

The table of fair value of financial investments as of 30 June 2023 and 31 December 2022 is as follows:

	Fair Value
	30 June 2023	31 December 2022	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	4,402,196	1,850,830	Level 1	Pricing models based on quoted market prices at the end of the reporting period,

Financial assets at fair value through profit or loss	25,632	19,982	Level 1	Pricing models based on quoted market prices at the end of the reporting period,

Financial assets at fair value through profit or loss	8,118,017	4,034,897	Level 2	Forward exchange rates at the balance sheet date

Financial assets at fair value through profit or loss	275,745	238,645	Level 3	Pricing models based on discounted cash flow
Total	12,821,590	6,144,354

Translated into English from the report originally issued in Turkish 45

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

19	FINANCIAL INVESTMENTS (cont’d)

As of 30 June 2023, the nominal and fair value amounts of financial assets measured at fair value through other comprehensive income are as follows:

Currency	Nominal amount	Fair Value	Maturity
EUR	24,000	664,466	16 February 2026
EUR	14,800	394,762	8 July 2027
EUR	8,700	240,713	31 March 2025
USD	47,000	1,229,119	13 July 2030
USD	21,000	551,029	14 July 2023
USD	18,000	431,769	25 March 2027
USD	10,000	267,409	25 January 2026
USD	10,000	266,359	14 March 2029
USD	5,000	134,420	13 November 2025
USD	4,000	106,824	1 August 2026
USD	1,000	26,060	10 August 2024
TL	73,599	89,266	Indefinite
Total financial invesments		4,402,196

As of 30 June 2023, the nominal and fair value amounts of financial assets measured at fair value through profit or loss are as follows:

Currency	Nominal amount	Fair Value	Maturity
TL	1,092,020	1,558,290	26 April 2024
TL	1,071,635	1,549,517	10 May 2024
TL	701,033	1,002,642	15 August 2023
TL	687,156	966,924	16 August 2023
TL	300,128	451,013	26 February 2024
TL	305,941	413,848	8 November 2023
TL	300,000	404,733	3 October 2023
TL	263,352	377,547	22 February 2024
TL	185,454	260,558	2 October 2023
TL	200,000	256,052	27 November 2023
TL	192,894	253,111	9 August 2023
TL	160,000	215,174	16 October 2023
TL	100,000	136,668	28 August 2023
TL	94,501	136,326	28 February 2024
TL	94,501	135,614	27 February 2024
Total financial investments		8,118,017

Translated into English from the report originally issued in Turkish 46

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

19	FINANCIAL INVESTMENTS (cont’d)

Following gains and losses were recognized under other comprehensive income during current year:

	6 months period ended at 30 June 2023	3 months period ended at 30 June 2023	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022
Gains / (Loss) recognized in other comprehensive income
Gain/ (loss) related to Financial investment	55,568	32,684	(212,873)	(225,373)
Gain/ (loss) related to Financial investment, tax effect	(11,114)	(6,537)	42,575	45,075
	44,454	26,147	(170,298)	(180,298)

20	CASH AND CASH EQUIVALENTS

As of 30 June 2023 and 31 December 2022 the details of cash and cash equivalents are as follows:

	30 June 2023	31 December 2022

Cash in hand	477	359
Banks
- Demand deposits	4,176,638	2,184,052
- Time deposits	30,897,555	20,100,956
- Receivables from reverse repo	—	3,704,160
Allowance for impairment	(44,360)	(28,853)
Cash and cash equivalents	35,030,310	25,960,674

As of 30 June 2023, the average effective interest rates of TL, USD, EUR and RMB time deposits are 36.0%, 4.0%, 3.4% and 0.3% (31 December 2022: 22.8%, 2.4%, 2.6% and 0.3%) respectively. As of 30 June 2023, average maturity of time deposits is 30 days (31 December 2022: 22 days).

As of 30 June 2023, the net amout of cash and cash equivalents is TL 34,959,301 excluding the interest income accrual amounting to TL 71,009.

21	EXPLANATIONS ON SEASONALITY

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage has positively influenced our results in the second and third quarters of the fiscal year and negatively influenced our results in the first and fourth quarters of the fiscal year. These seasonality effects have been less significant on mobile communication of the Company’s subscribers due to the changing market dynamics such as ICTA’s interventions in tariffs and increasing competition in the telecommunications sector.

Translated into English from the report originally issued in Turkish 47

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

22	SUBSEQUENT EVENTS

Amendments were made to the Corporate Tax Law No. 5520 with a Law submitted to the Grand National Assembly of Turkey on 5 July 2023 and published in the Official Gazette dated 15 July 2023. According to this; the corporate tax rate has been increased from 20% to 25% for companies, 25% to 30% for banks, and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies and starting from the declarations that will be submitted as of 1 October 2023. In addition, starting from 15 July 2023; 50% tax exception ratio stipulated for immovable assets’ sales gains in the Law No. 5520 has been abolished with the amendment. However, the 50% tax exemption ratio will be applied as 25% for the sales of immovable assets of the entities acquired before 15 July 2023. Efforts to determine the effects of these changes on current and deferred tax amounts continue.

On 5 July 2023 and 26 July 2023, the Group’s 100% owned subsidiary Turkcell Superonline has issued new lease certificates amounting up to TL 100,000 and TL 300,000 with the maturity of 3 October 2023 and 1 November 2023, respectively.

On 12 July 2023 and 2 August 2023, the Group’s 100% owned subsidiary Turkcell Ödeme has issued new lease certificates amounting up to TL 165,000 and TL 200,000 with the maturity of 11 October 2023 and 8 November 2023, respectively.

On 1 August 2023, the Company has issued a new bond amounting up to TL 500,000 with the maturity of 31 January 2024 within the scope of TL 8,000,000 issuance ceiling approved by the CMB to be sold to institutional investors in domestic market without public offering.

The share transfer with respect to the acquisition of 33.3% shares of Sofra by the Group’s 100% owned subsidiary Turkcell Ödeme, which has 33.3% shareholding in it, has been completed on 3 August 2023.

On 9 August 2023, the Company has issued a new bond amounting up to TL 530,000 with the maturity of 8 February 2024 within the scope of TL 8,000,000 issuance ceiling approved by the CMB to be sold to institutional investors in domestic market without public offering.

On 11 August 2023, the Company has issued a new bond amounting up to TL 700,000 with the maturity of 9 February 2024 within the scope of TL 8,000,000 issuance ceiling approved by the CMB to be sold to institutional investors in domestic market without public offering.

Translated into English from the report originally issued in Turkish 48

	TURKCELL ILETISIM HIZMETLERI A.S. TURKISH ACCOUNTING STANDARDS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Half Ended	Half Ended
	Jun 30,	Mar 31,	Jun 30,	Jun 30,	Jun 30,
	2022	2023	2023	2022	2023

Consolidated Statement of Operations Data
Turkcell Turkey	9,376.9	13,490.7	17,090.8	17,326.6	30,581.5
Turkcell International	1,479.7	1,868.8	2,187.4	2,906.4	4,056.1
Fintech	414.0	606.1	797.5	766.8	1,403.5
Other	1,206.4	1,310.3	1,575.3	2,172.3	2,885.7
Total revenues	12,477.1	17,275.9	21,651.0	23,172.1	38,926.8
Direct cost of revenues	(8,907.5)	(11,526.4)	(13,273.9)	(16,485.6)	(24,800.2)
Gross profit	3,569.5	5,749.5	8,377.1	6,686.5	14,126.6
Administrative expenses	(348.1)	(560.5)	(568.4)	(651.8)	(1,129.0)
Selling & marketing expenses	(575.9)	(911.8)	(1,061.1)	(1,116.6)	(1,972.9)
Other Operating Income / (Expense)	1,863.1	1,070.6	5,490.6	3,357.2	6,561.2
Operating profit	4,508.6	5,347.8	12,238.1	8,275.3	17,585.9
Impairment losses determined in accordance with TFRS 9	(95.5)	(203.9)	(212.5)	(150.6)	(416.3)
Income from investing activities	797.0	533.5	2,898.5	1,096.2	3,432.0
Expense from investing activities	-	(23.4)	(26.9)	-	(50.4)
Share on profit of investments valued by equity method	(51.1)	6.4	0.8	(74.5)	7.2
Income before financing costs	5,159.0	5,660.4	14,898.0	9,146.4	20,558.4
Finance income	776.7	4.6	2,570.4	848.9	2,575.1
Finance expense	(4,153.4)	(2,108.8)	(13,812.1)	(7,264.1)	(15,921.0)
Income from continuing operations before tax and non-controlling interest	1,782.3	3,556.2	3,656.3	2,731.2	7,212.5
Tax income (expense) from continuing operations	75.9	(739.8)	(495.9)	(70.1)	(1,235.7)
Income from continuing operations before non-controlling interest	1,858.2	2,816.4	3,160.4	2,661.1	5,976.8
Income before non-controlling interest	1,858.2	2,816.4	3,160.4	2,661.1	5,976.8
Non-controlling interest	0.0	0.2	0.9	-	1.1
Net income	1,858.2	2,816.6	3,161.3	2,661.1	5,977.9
Net income per share from continuing operations	0.9	1.3	1.4	1.2	2.7

Other Financial Data
Gross margin	28.6%	33.3%	38.7%	28.9%	36.3%
EBITDA(*)	5,030.1	6,759.2	9,522.5	9,332.1	16,281.7
Total Capex	3,110.8	5,438.5	8,229.1	6,029.8	13,667.6
Operational capex	2,047.7	3,442.7	4,017.6	3,894.0	7,460.4
Licence and related costs	-	14.4	2,615.7	-	2,630.1
Non-operational Capex	1,063.1	1,981.4	1,595.8	2,135.8	3,577.2

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	21,972.3	27,316.6	35,030.3	21,972.3	35,030.3
Total assets	84,545.2	109,842.8	136,175.4	84,545.2	136,175.4
Long term debt	35,010.4	39,049.2	51,930.2	35,010.4	51,930.2
Total debt	48,234.6	58,486.4	77,197.8	48,234.6	77,197.8
Total liabilities	60,711.1	75,990.3	98,639.3	60,711.1	98,639.3
Total shareholders’ equity / Net Assets	23,834.0	33,852.5	37,536.2	23,834.0	37,536.2

(*) Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 15
For further details, please refer to our consolidated financial statements and notes as at 30 June 2023 on our website.

Translated into English from the report originally issued in Turkish 49

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 18, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 18, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)